Filed Pursuant to Rule 424(B)(3)
                                                              File No. 333-29737

                                   Prospectus
                              MERITAGE CORPORATION

                          86,520 SHARES OF COMMON STOCK

Meritage Corporation
6613 North Scottsdale Rd., Suite 200
Scottsdale, Arizona 85250
(480) 998-8700

We design, construct and sell single family homes ranging from entry-level to semi-custom luxury homes in three large and growing Sunbelt states; Texas, Arizona, and California. We have recently undergone significant growth and at March 31, 2000, were actively selling homes in 46 communities. We pursue a strategy of diversifying our product mix and the geographic scope of our operations. The trading symbol for our common stock on the NYSE is "MTH." The warrants are not listed on any exchange or on NASDAQ and we do not expect any of these warrants to officially trade in any public market.

*    Meritage Corporation was formerly known as Monterey Homes Corporation.

* This prospectus relates to offering by Meritage of shares of our common stock upon exercise of 71,684 outstanding warrants. Specific terms of these warrants are set forth in a warrant agreement and certain provisions are highlighted in this prospectus.

* The exercise of outstanding warrants will amount to the ultimate purchase of up to 86,520 shares of Meritage common stock (subject to adjustment).

* Each warrant is exercisable for the purchase of 1.2069 shares of our common stock at an exercise price of $4.0634 per warrant.

* We will not receive any of the proceeds upon the sale of the shares upon future exercise of these warrants.

* The warrants are currently exercisable at any time from now until October 15, 2001, or earlier in certain events.

                                   ----------

This investment involves a high degree of risk. Before making an investment in our securities, you should carefully consider certain risks described in "Risk Factors" beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                                   ----------

                                  June 30, 2000
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                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
ABOUT THIS PROSPECTUS..........................................................1
WHERE YOU CAN FIND MORE INFORMATION............................................2
SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS...................3
PROSPECTUS SUMMARY.............................................................4
RISK FACTORS...................................................................6
USE OF PROCEEDS...............................................................10
THE MERGER BETWEEN HOMEPLEX AND MONTEREY......................................10
THE LEGACY COMBINATION........................................................11
EMPLOYMENT AND OPTION AGREEMENTS..............................................11
SELECTED FINANCIAL AND OPERATING DATA.........................................13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.........................................14
DESCRIPTION OF CAPITAL STOCK..................................................30
PRICE OF COMMON STOCK; DIVIDEND POLICY........................................35
LEGAL MATTERS.................................................................36
EXPERTS.......................................................................36
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS...................................F-1

     Prospective investors should rely only on information contained or referred to in this prospectus. We have not authorized anyone, including any underwriter, dealer or agent, to provide you with any information other than what is contained in this prospectus. This prospectus is not an offer for any securities other than those specifically referred to in this document. We are not making an offer of these securities in any state where the offer is not permitted. The information in this prospectus is complete and accurate as of its date.

                              ABOUT THIS PROSPECTUS

     This prospectus relates to the offering from time to time by Meritage Corporation, a Maryland corporation, of up to 86,520 shares of our common stock, par value $.01 per share, upon exercise of warrants (169,824 shares were previously offered upon the exercise of 140,714 warrants). The warrants were assumed by us in connection with the merger, effective December 31, 1996, of the homebuilding operations of various entities under the Monterey Homes name (collectively, "Monterey"), with and into Homeplex Mortgage Investments Corporation, a Maryland corporation ("Homeplex"), with Homeplex surviving and changing its name to Monterey Homes Corporation. See "The Merger between Homeplex and Monterey." On September 16, 1998, Monterey Homes Corporation changed its name to Meritage Corporation. Any reference in this prospectus to "we," "our," or "Meritage" is meant to refer to Meritage. The number of shares obtainable upon exercise of the warrants is subject to increase or decrease under certain antidilution provisions. The warrants became exercisable on the effective date of the merger and will continue to be exercisable at any time on or before to October 15, 2001, or earlier upon the dissolution, liquidation or winding up of Meritage. Each warrant may be exercised for the purchase of 1.2069 shares of common stock at an exercise price of $4.0634 per Warrant. See "The Merger between Homeplex and Monterey - Consideration for the Merger" and "Description of Capital Stock."

     Meritage will not receive any of the proceeds from the exercise of the warrants. William W. Cleverly and Steven J. Hilton (the "Monterey Stockholders") have received $571,777 upon the exercise of 140,714 warrants and will receive additional proceeds of $291,280 if all of the Warrants are exercised.

See "Prospectus Summary" and "The Merger between Homeplex and Monterey -- Consideration for the Merger." The cost of registering the shares is being borne by Meritage.

     Our common stock is traded on the NYSE under the symbol "MTH." On May 1, 2000, the closing sale price for the common stock as reported by the NYSE was $11.875 per share. See "Price of Common Stock; Dividend Policy."

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission ("SEC") post-effective amendment no. 5 to the registration statement on Form S-4 (together with all amendments and exhibits, the "registration statement") under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement because certain parts are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the offering described in this prospectus, reference is made to the entire registration statement.

     We file annual, quarterly and current reports, proxy statements, and other information with the SEC. The documents we have filed may be inspected and copied at the SEC's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can be obtained from the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and can also be obtained electronically through the SEC's Electronic Data Gathering, Analysis and Retrieval System at the SEC's internet web site (http://www.sec.gov). Our common stock is listed on the NYSE and copies of the registration statement and of our reports, proxy statements, and other information can also be inspected at the offices of the NYSE at 20 Broad Street, 17th Floor, New York, New York 10005.

                        SPECIAL NOTE OF CAUTION REGARDING
                           FORWARD-LOOKING STATEMENTS

     Certain statements in this prospectus, including those under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business of Meritage" may constitute "forward-looking statements" within the meaning of federal securities laws. Forward-looking statements are based on our management's beliefs, assumptions, and expectations of our future economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve many risks and uncertainties that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from our expectations are:

* The strength and competitive pricing environment of the single-family housing market;

* Changes in the availability and pricing of residential mortgages, including changes in interest rates;

*    Changes in the availability and pricing of real estate in our markets;

*    Changes in demand for our homes;

*    Changes in the economy;

*    The success of our marketing and promotional campaigns;

* Our ability to successfully integrate our operations with the operations of any companies we may acquire;

*    The degree, nature and intensity of competition with other homebuilders;
     and

* Other factors described in this prospectus or the documents we file with the SEC.

     When used in our documents or other presentations, the words "anticipate," "believe," "estimate," "expect," "objective," "projection," "forecast," "goal" or similar words may identify forward-looking statements. We qualify these forward-looking statements entirely by the cautionary factors provided above and elsewhere in this prospectus. Any forward-looking statements speak only as of the date of this prospectus, and we do not intend to update or revise these statements when changes occur after this date.

                               PROSPECTUS SUMMARY

     The following summary contains basic information about Meritage and this offering. It may not contain all the information that is important to you. We urge you to read the entire prospectus, including the risk factors and financial statements, to find more detailed information.

OUR COMPANY

     We design, build and sell single family homes in Texas, Arizona, and California. We build move-up and semi-custom, luxury homes and operate in the Dallas/Fort Worth, Austin and Houston, Texas, Phoenix and Tucson, Arizona, and San Francisco and Sacramento, California metropolitan areas. We pursue a strategy of diversifying our product mix and the geographic scope of our operations.

     We were originally formed as a real estate investment trust ("REIT") under the name of Homeplex Mortgage Investments Corporation. Homeplex invested in mortgage-related assets and selected real estate loans. On December 31, 1996, we acquired, by merger between Homeplex and Monterey, the homebuilding operations of various entities under the Monterey Homes name, which had been a homebuilder in Arizona for over 10 years. We essentially discontinued our mortgage-related operations to focus principally on the business of homebuilding and changed our name to Monterey Homes Corporation. Following the merger, the management of Monterey assumed effective management control of the combined entity.

     As part of our strategy to diversify our homebuilding operations, on July 1, 1997, we combined with Legacy Homes, a group of entities with homebuilding operations in Texas. Legacy, in business since 1987, designs, builds, and sells entry-level and move-up homes. In connection with the acquisition, John R. Landon, the founder and Chief Executive Officer of the Legacy Homes entities, joined senior management and the Board of Directors of Meritage, and continues to oversee the operations of Legacy Homes.

     In July 1998, we acquired Sterling Communities and related companies, a first and second-time move-up homebuilder in northern California. We have continued Sterling's operations under the name Meritage Homes of Northern California and operate primarily in the San Francisco Bay and Sacramento areas. In connection with the acquisition, Steve Hafener, an officer and director of Sterling, joined Meritage as Vice President and Division Manager of our northern California operations.

     In September 1998, we changed our corporate name to Meritage Corporation. Monterey Homes is used as our primary brand name in Arizona, with the Meritage Homes name being used for our newly established lower priced division in the Phoenix area. Legacy Homes is the brand name for our homes in the Texas markets and Meritage Homes of Northern California is our brand name in our northern California markets.

     We are a Maryland corporation with our headquarters in Scottsdale, Arizona. Our principal executive offices are located at 6613 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85250, and our telephone number is (480) 998-8700.

     In connection with the merger between Homeplex and Monterey, we effected, and all share information herein reflects, a one-for-three reverse stock split.

     For additional information concerning our business, see "Business of Meritage," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements (including the notes to the financial statements) included at the back of this prospectus.

THE OFFERING

Securities Offered........   86,520 shares of common stock of Meritage, subject
                             to adjustment under certain antidilution provisions under the documents governing the warrants. The shares are equal to approximately 1.5% of the outstanding common stock of Meritage (as of May 1, 2000), after giving effect to the exercise of the warrants, but not to the exercise or conversion of any other stock options, convertible securities, or warrants.

Warrants Outstanding......   71,684 warrants are outstanding.

Common Stock
Outstanding...............   As of May 1, 2000, 5,563,796 shares of our common
                             stock were outstanding.

Use of Proceeds...........   We will not receive any proceeds from the sale of
                             the warrants or from the exercise of the warrants.
                             Upon the exercise of all of the warrants, we will remit the exercise price of $4.0634 per warrant
                             (subject to adjustment), or total gross proceeds of approximately $291,280 if all of the warrants are exercised, to Messrs. William W. Cleverly and
                             Steven J. Hilton. See "Use of Proceeds" and "The
                             Merger between Homeplex and Monterey."

DESCRIPTION OF WARRANTS

Expiration of Warrants....   October 15, 2001 or earlier upon the dissolution,
                             liquidation, or winding up of our operations (the
                             "Expiration Date").

Exercise..................   Each warrant entitles the holder to purchase 1.2069
                             shares of common stock for $4.0634 (subject to adjustment). The warrants may be exercised at any time on or prior to the Expiration Date.

Adjustments...............   The number of shares of common stock for which a
                             warrant is exercisable and the purchase price provided in the warrant are subject to adjustment from time to time upon certain events, including certain issuances of our stock, options, or other securities, liquidating distributions, and certain subdivisions, combinations, and reclassifications of our common stock. A warrant does not entitle the holder to receive any dividends paid on common stock.

     For additional information concerning the warrants and the shares issuable upon the exercise of the warrants, see "The Merger between Homeplex and Monetery
- Consideration for the Merger" and "Description of Capital Stock."

                                  RISK FACTORS

     Our future operating results and financial condition depend on our ability to successfully design, develop, construct and sell homes that satisfy dynamic customer demand patterns. Inherent in this process are a number of factors that we must successfully manage to achieve favorable future operating results and financial condition. The value of our securities, including the Warrants and the Warrant Shares, could be affected by these and other risk factors. Potential risks and uncertainties that could affect our operating results and financial condition and the value of our common stock and the Warrants include the factors discussed below.

FACTORS RELATING TO FUTURE STOCK PERFORMANCE

     In addition to the industry and business factors described below, other factors may affect the value or future market prices of our common stock and the Warrants, including the following:

OUR STOCK PRICE MAY BE VOLATILE

     The market price of our common stock could be subject to significant fluctuations in response to certain factors, such as variations in anticipated or actual results of our operations or that of other home building companies, changes in conditions affecting the general economy or the local economies where our operations are located, widespread industry trends and securities analysts' reports, as well as other factors unrelated to our actual operating results or financial condition.

INDUSTRY AND BUSINESS FACTORS

     We face certain industry related risks. While some may affect all industry participants, we believe each should be understood before investing in our securities. These industry risks include:

     *    market cycles
     *    competition;
     *    interest rates and mortgage financing conditions;
     *    tax treatment;
     *    extent of geographic diversification; and
     *    extent of expansion opportunities.

     These factors are described in more detail below.

ECONOMIC CYCLES AND CHANGING CONSUMER PREFERENCES MAY ADVERSELY AFFECT OUR PERFORMANCE OR FINANCIAL CONDITION

     The homebuilding industry is cyclical and is affected by numerous factors, including general and local economic factors and consumer demand and demographic trends. These factors dictate the strength of our markets and consequently can impact our operating results and the value of our securities. There can be no assurance that we will be able to compete successfully against other homebuilders in our current markets in more competitive business environments.

COMPETITION IS INTENSE IN THE HOMEBUILDING INDUSTRY AND MAY ADVERSELY IMPACT OUR OPERATING RESULTS

     The single-family residential housing industry is highly competitive. Homebuilders vie for desirable properties, financing, raw materials, and skilled labor. We compete for residential home sales with other developers and individual resales of existing homes. Competitors include large home building companies, some of which have greater financial resources than Meritage, and smaller homebuilders, who may have lower operating costs. Competition is expected to continue and become more intense, and there may be new entrants in the markets in which we currently operate and in markets that we may enter in the future.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE AND ADVERSELY AFFECT OUR STOCK
PRICE

     We have historically experienced, and expect to continue to experience, variability in home sales and net earnings on a quarterly basis. As a result of this variability, our historical performance may not be a meaningful indication of future results. Factors that contribute to this variability include:

     *    timing of home deliveries and land sales;
     * our ability to continue to acquire land and options to acquire land on acceptable terms;
     * conditions of the real estate market, the general economy and the local and regional economies where we operate;
     *    the cyclical nature of the homebuilding industry;
     *    costs or shortages of materials and labor; and
     * delays in construction schedules due to strikes, adverse weather, acts of God, the availability of subcontractors and governmental restrictions.

INTEREST RATES AND MORTGAGE FINANCING CONDITIONS AFFECT THE DEMAND FOR OUR HOMES AND COULD NEGATIVELY IMPACT OUR BUSINESS

     We believe that many of our move-up and luxury home customers have been less sensitive to interest rate fluctuation and mortgage financing requirements than some other homebuyers. However, many purchasers of our homes finance their acquisition through third-party lenders providing mortgage financing. In general, housing demand is adversely affected by increases in interest rates, housing costs, and the availability of mortgage financing. If mortgage interest rates increase or financing conditions change, the ability of prospective buyers to finance home purchases may consequently be adversely affected, and our home sales, gross margins and net income may be adversely impacted. Such adverse impact may be material to our operating results. Our homebuilding activities depend upon the availability and costs of mortgage financing for buyers of homes owned by potential customers as many of our customers, particularly move-up buyers, need to sell their original homes in order to purchase one of ours. Any limitations or restrictions on the availability of such financing could adversely affect home sales.

INCOME TAX CHANGES REDUCING HOMEOWNER TAX BENEFITS COULD DECREASE DEMAND FOR OUR HOMES AND ADVERSELY AFFECT OUR BUSINESS

     Changes in federal income tax laws may also affect demand for new homes. Various publicly discussed proposals propose to limit mortgage interest deductions and eliminate or limit tax-free rollover treatment. Enactment of such proposals may have an adverse effect on the homebuilding industry in general, and on demand for our products in particular. No prediction can be made whether any such proposals will be enacted and, if enacted, the particular form such laws would take.

OUR LACK OF GEOGRAPHIC DIVERSIFICATION MAKES US VULNERABLE TO LOCAL ECONOMIES

     We operate in seven metropolitan areas in Arizona, Texas, and California. Lack of geographic diversification could have an adverse impact on our operations and the value of our securities if our homebuilding markets stagnate or decline, for there may not be a balancing opportunity in a healthier market in other geographic regions. While we may continue to expand geographically, we nevertheless are exposed to the risk that our current markets may weaken and be unable to support our expansion.

OUR SUCCESS MAY DEPEND ON OUR EXPANSION OPPORTUNITIES AND THE INABILITY TO EXPAND MAY ADVERSELY AFFECT OUR BUSINESS

     We expanded into the northern California market in 1998 and may continue to consider growth in other areas of the country. The magnitude, timing, and nature of any future expansion will depend on a number of factors, including:

     *    suitable acquisition candidates;
     *    the negotiation of acceptable terms;
     *    our financial capabilities; and
     *    general economic and business conditions.

     New acquisitions may result in the incurrence of additional debt and/or amortization of expenses related to goodwill and intangible assets. This additional debt and/or amortization could adversely affect our profitability or result in potentially dilutive issuances of our equity securities. Acquisitions also involve numerous risks, including difficulties in the assimilation of the acquired company's operations, the diversion of management's attention from other business concerns, risks of entering markets in which we have had no or only limited experience, and the potential loss of key employees of the acquired company. There can be no assurance that we will be able to expand into new markets on a profitable basis or that we can successfully manage our expansion into California or any additional markets.

WE ARE DEPENDENT ON EXTERNAL FINANCING TO FUND OUR OPERATIONS

     The homebuilding industry is capital intensive and requires significant up-front expenditures to acquire land and begin development. Accordingly, we incur substantial indebtedness to finance our homebuilding activities. At December 31, 1999, our debt totaled approximately $85.9 million. We may be required to seek additional capital in the form of equity or debt financing from a variety of potential sources, including bank financing and securities offerings. Also, lenders are increasingly requiring developers to invest significant amounts of equity in a project both in connection with origination of new loans as well as the extension of existing loans. If we cannot obtain sufficient capital to fund our planned capital or other expenditures, new projects may be delayed or abandoned, which could result in a reduction in home sales and may adversely affect operating results. There is no assurance that additional debt or equity financing will be available in the future or on acceptable terms.

     The terms and conditions of our current indebtedness limit the amount and types of indebtedness that we can incur. We must comply with numerous operating and financial maintenance covenants and there is no assurance that we will be able to maintain compliance with these financial and other covenants. Failure to comply with the covenants would result in default and resulting cross defaults under our other indebtedness, and could result in an acceleration of all indebtedness, which would have a material adverse affect on us.

REAL ESTATE VALUE FLUCTUATIONS MAY ADVERSELY AFFECT OUR OPERATIONS AND FINANCIAL CONDITION

     The homebuilding industry is subject to significant volatility and fluctuations in real estate values. This volatility has been evident in cyclical real estate price changes which have occurred in Texas, Arizona, and California. Although we believe that our projects are currently reflected on our balance sheet at appropriate values, we may have to write-down some or all of our projects if market conditions deteriorate. These write-downs may materially adversely affect our operations and the value of our securities. In addition, these write-downs could cause us to default on current debt obligations.

REGULATIONS AND ENVIRONMENTAL CONDITIONS MAY INCREASE OUR COSTS AND ADVERSELY AFFECT OUR BUSINESS

     We are subject to many local, state, and federal laws and regulations governing certain developmental matters, as well as building and site design. We are also subject to various fees and charges of governmental authorities designed to defray the cost of providing certain governmental services and improvements. We may become subject to additional costs and delays or may be precluded entirely from developing communities due to building moratoriums, "slow growth" or "no growth" initiatives, building permit ordinances, or similar governmental regulations that could be implemented in the future. Because most of our current land is entitled, construction moratoriums generally would only adversely affect us due to health, safety, welfare or environmental concerns. We must also obtain licenses, permits, and approvals from government agencies to engage in certain activities, the granting or receipt of which are beyond our control.

     Meritage and its competitors are also subject to a variety of local, state, and federal statutes, ordinances, rules, and regulations concerning the protection of health and the environment. Environmental laws or permit restrictions may result in project delays, may cause substantial compliance and other costs, and may prohibit or severely restrict development in certain environmentally sensitive regions or areas. Environmental regulations may also have an adverse impact on the availability and price of certain raw materials, such as lumber.

WE COULD LOSE A MEMBER OF OUR SENIOR MANAGEMENT TEAM, WHICH COULD NEGATIVELY IMPACT OUR OPERATIONS

     Our success is largely dependent on the continuing services of certain key persons, including Steven J. Hilton and John R. Landon, and the ability to attract new personnel required to continue our development. We have entered into employment agreements with Messrs. Hilton and Landon. Loss of the services of these two officers, or certain other key personnel, could have a material adverse affect on our operations and the value of our securities.

WE ARE DEPENDENT ON SUBCONTRACTORS AND THE FAILURE TO SECURE SATISFACTORY SUBCONTRACTORS COULD ADVERSELY AFFECT OUR BUSINESS

     We act only as a general contractor in the design, development, and construction of our communities. Virtually all architectural and construction work is performed by subcontractors. As a consequence, we are dependent upon the continued availability and satisfactory performance of unaffiliated third parties. We may not be able to secure satisfactory subcontractors in the future. Failure to secure satisfactory subcontractors would have a material adverse affect on our operations.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of shares of common stock upon exercise of the warrants. Upon exercise of the warrants and issuance of the shares, we will remit the exercise price of $4.0634 per warrant, or the aggregate gross proceeds of approximately $291,280 if all of the remaining warrants are exercised, to the Monterey Stockholders.

                    THE MERGER BETWEEN HOMEPLEX AND MONTEREY

     We were initially formed to operate as a REIT, investing in mortgage related assets and selected real estate loans. We suffered significant losses several years ago and determined to try to acquire a homebuilder that could utilize our cash balances and other assets, as well as maximize our status as a publicly traded entity. On September 13, 1996, we entered into an Agreement and Plan of Reorganization by and among Homeplex, Monterey, and the Monterey Stockholders. On December 31, 1996, Homeplex and Monterey were merged. As a result of the merger, our status as a REIT was terminated, our name was changed to Monterey Homes Corporation and our NYSE ticker symbol was changed to MTH. In addition, a one-for-three reverse stock split of our issued and outstanding common stock was effected. The share information contained in this prospectus reflects the one-for-three reverse stock split. Following the merger, our principal activity has been homebuilding.

CONSIDERATION FOR THE MERGER

     As consideration for the merger, the Monterey Stockholders (who owned all of the common stock of Monterey before the merger) received 1,288,726 shares of our common stock (the "Exchange Shares").

     Before the merger, Monterey had issued and outstanding warrants to purchase 133,334 shares of its common stock (the "Monterey warrants") at an exercise price of $18.75 per share. The Monterey warrants represented approximately 16.5% of the fully diluted capitalization of Monterey (809,259 shares). On the effective date of the merger, the Monterey warrants were converted into the warrants based on a formula that would allow the holders to purchase a number of shares of Meritage common stock determined by multiplying 133,334 by the ratio of (i) the total number of shares of Homeplex issued in the merger (1,228,726 shares) divided by (ii) 809,259 (the "Warrant Conversion Ratio"). The exercise price of the Warrants was adjusted by dividing the exercise price of the Monterey warrants immediately prior to the merger by the Warrant Conversion Ratio. In addition, the exercise price of the warrants was adjusted by a factor designed to compensate for certain distributions made to the Monterey Stockholders prior to the merger. Following completion of audited financials for the year ended December 31, 1996, we established the number of warrants as 212,398. Each Warrant was exercisable for the purchase of 1.2069 shares of common stock at an exercise price of $4.0634 per Warrant, or 256,345 shares (including 16.5% of the Contingent Stock discussed below), approximating 16.5% of both the original shares of Homeplex issued in the merger (and the Contingent Stock). As of May 1, 2000, 140,714 of the original warrants had been exercised and 71,684 remain outstanding.

     Although all of the Exchange Shares were issued in the names of the Monterey Stockholders, we initially held approximately 16.5%, or 256,345 (including 16.5% of the Contingent Stock discussed below) of the shares issued in the names of the Monterey Stockholders for release to holders of warrants upon their exercise, and we will remit the exercise price paid upon such exercises to the Monterey Stockholders. Upon expiration of unexercised warrants, we will distribute the appropriate amount of remaining merger shares to the Monterey Stockholders. The Monterey Stockholders are entitled to vote the shares issued in their names in the merger but allocated to the warrants, prior to the time the warrants are exercised. Including the shares allocated to the Warrants, Mr. Cleverly owns 708,934 shares or 12.7% of the outstanding common stock of Meritage and Mr. Hilton owns 705,601 shares or 12.7% (as of May 1, 2000). If all

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
of the warrants are exercised, Mr. Cleverly would own 665,674 shares or 12.0% of our outstanding common stock and Mr. Hilton would own 662,341 shares or 11.9% of our outstanding common stock (as of May 1, 2000). These numbers exclude the Employment Options and the Contingent Stock described below.

     In addition to the shares of Homeplex issued in the merger, 266,666 shares of common stock were reserved for issuance, subject to certain contingencies relating to our common stock average trading price thresholds following the merger (the "Contingent Stock"). As of September 5, 1997, each of the common stock trading thresholds had been achieved. Therefore, the Monterey Shareholders were issued 88,888 Shares in January 1998 and January 1999, and 88,890 in January 2000. The employment of Mr. Cleverly with Meritage was terminated effective as of March 18, 1999; however, his termination was considered to be without cause, and it was acknowledged that he was vested in and would be entitled to his portion of the remaining Contingent Stock on the date such shares are to be delivered to him. Mr. Cleverly remains a consultant to Meritage and a member of its Board of Directors.

                             THE LEGACY COMBINATION

     In an effort to further diversify our homebuilding operations, we entered into an Agreement of Purchase and Sale of Assets dated May 29, 1997 with Legacy Homes, Ltd., Legacy Enterprises, Inc., and John and Eleanor Landon, and a related Agreement and Plan of Merger dated June 25, 1997 (collectively, Legacy Homes, Ltd., Legacy Enterprises, Inc. and Texas Home Mortgage Corporation are referred to as "Legacy"). Under the combination agreement, we acquired substantially all of the operations and assets of Legacy, a Texas-based homebuilder with related mortgage brokerage operations. The transaction closed on July 1, 1997. We have contributed these assets to a wholly-owned limited partnership and related entities (collectively, the "Texas Division").

THE LEGACY COMBINATION CONSIDERATION

     The consideration for the Legacy combination consisted of $1,553,004 in cash, 666,667 shares of our common stock and deferred contingent payments for the four years following the close of the transaction (the "Contingent Payments"). In addition, we assumed substantially all of the liabilities of Legacy including indebtedness that was incurred prior to the closing of the transactions to fund distributions to partners of Legacy Homes that reduced its book value to less than $200,000.

     The Contingent Payments were initially payable for five consecutive earn-out periods following the effective dated of the combination. The total of the Contingent Payments was not to exceed $15 million. The Contingent Payments were approximately $2.8 million in 1997 and $7.0 million in 1998, and were paid subsequent to each year-end. Meritage's Board of Directors removed the contingent nature of the remaining $5.2 million in 1999, which was paid to Mr. Landon in January 2000.

                        EMPLOYMENT AND OPTION AGREEMENTS

     In connection with the Homeplex merger, we entered into an employment agreement and related stock option agreement with Mr. Steven J. Hilton and Mr. William W. Cleverly. Mr. Cleverly resigned from Meritage effective March 18, 1999. In connection with the Legacy combination, we entered into an employment agreement and related stock option agreement with Mr. John R. Landon. These agreements with Mr. Hilton and Mr. Landon are described together below.

     Mertiage's employment agreements with each of Mr. Hilton and Mr. Landon provide for terms through December 31, 2001 and June 30, 2001, respectively. Both agreements provide for an initial base salary of $200,000 per year (increasing by 5% of the prior year's base salary per year) and an annual bonus based on a percentage of consolidated net income, as determined by the Board of Directors. Mr. Hilton and Mr. Landon serve as our co-chairmen and co-chief executive officers.

     Under both agreements, if employment is terminated:

     * voluntarily or for cause, or with respect to Mr. Landon, voluntarily without good reason, we have no further obligation to pay the officers' salary or bonus;
     * without cause, or with respect to Mr. Landon, voluntarily for good reason, we are obligated to pay the officer his then current base salary through the term of his agreement;
     * due to death or permanent disability, we are obligated to pay the officer his then current salary for six months after termination, plus a pro rated bonus.

     "Cause" under both the Hilton and Landon agreements is defined to mean an act or acts of dishonesty constituting a felony and resulting or intended to result directly or indirectly in substantial personal gain or enrichment at our expense. "Cause" under the Landon agreement also includes willful disregard of the employee's primary duties to the Company. "Good Reason" under the Landon agreement is defined to include:

     * assignment of duties inconsistent with the scope of the duties associated with Mr. Landon's titles or positions or which would require Mr. Landon to relocate his principal residence outside the Dallas/Fort Worth, Texas metropolitan area;
     * termination of Mr. Landon for cause and it is determined that cause did not exist; or
     * our failure to make certain working capital arrangements available to the Texas division.

     Both agreements contain non-compete provisions over their terms that restrict Mr. Hilton and Mr. Landon from:

     * engaging in the homebuilding business and, with respect to Mr. Landon, the mortgage brokerage or banking business;
     * recruiting, hiring or discussing employment with any person who is, or within the past six months was, a Meritage employee;
     * soliciting any customer or supplier of Meritage for a competing business or otherwise attempting to induce any customer or supplier to discontinue its relationship with us; or
     * except solely as a limited partner with no management or operating responsibilities, engaging in the land banking or lot development business.

     The foregoing provisions shall not restrict:

     *    the ownership of less than 5% of a publicly-traded company; or
     * if the employment of either Mr. Hilton or Mr. Landon is terminated under his respective employment agreement, engaging in the custom homebuilding business, or the production homebuilding business outside a 100 mile radius of any Meritage project or outside Northern California, or engaging in the land banking or lot development business. The non-compete provisions survive the termination of the Hilton agreement unless Mr. Hilton is terminated without cause. The non-compete provisions under the Landon agreement survive termination of that agreement unless Mr. Landon is terminated without cause or resigns for good reason.

                      SELECTED FINANCIAL AND OPERATING DATA

         The following table presents selected historical consolidated financial data for each of the years in the five-year period ended December 31, 1999 and for the three-month periods ending March 31, 2000 and 1999. The annual data for 1996 through 1999 are derived from our Consolidated Financial Statements audited by KPMG LLP, independent auditors. The annual data for 1995 is derived from the Consolidated Financial Statements audited by Ernst & Young LLP, independent auditors. The data for the quarterly periods ended March 31, 2000 and 1999 are unaudited and, in management's opinion, reflects all adjustments, consisting of only normally recurring adjustments, necessary to fairly present our financial position and results of operations for the periods presented. For additional information, see the Consolidated Financial Statements included elsewhere in this prospectus. The following table should be read in conjunction with Management's Discussion and Analysis of Financial Condition and the Results of Operations. These historical results may not be indicative of future results.

                                                          Historical Consolidated Financial Data
                                                     (dollars in thousands, except for per share data)

                                                                                              Three-Month Periods
                                                                                                 Ended March 31,
                                                       Years Ended December 31,                   (unaudited)
                                        ---------------------------------------------------    -----------------
                                          1999      1998(3)    1997(4)       1996      1995      2000       1999
                                          ----      -------    -------       ----      ----      ----       ----
INCOME STATEMENT DATA:
Home and land sales revenue           $ 341,786   $ 257,113    $ 149,630       N/A       N/A   $ 92,410   $ 51,386
Cost of home and land sales            (277,287)   (205,188)    (124,594)                       (75,637)   (41,357)
                                      ---------   ---------    ---------                       --------  ---------
  Gross profit                           64,499      51,925       25,036                         16,773     10,029
Earnings from mortgage assets and
  other income                            2,065       5,982        5,435   $ 2,244   $ 3,564   $    532   $    318
Interest expense                             (6)       (461)        (165)     (238)     (868)        (2)        (1)
Commissions and other sales costs and
  general and administrative expenses   (34,343)    (24,925)     (15,107)   (1,684)   (1,599)    (9,781)    (6,561)

Minority interest in net income of
  consolidated joint ventures                --      (2,021)          --        --        --         --         --
                                      ---------   ---------    ---------   -------   -------   --------  ---------
Earnings before income taxes and
  extraordinary loss                     32,215      30,500       15,199       322     1,097      7,523      3,785
Income taxes(1)                         (13,270)     (6,497)        (962)      (26)       --     (2,752)    (1,460)
Extraordinary loss(2)                        --          --           --      (149)       --         --         --
                                      ---------   ---------    ---------   -------   -------   --------  ----------
  Net earnings                        $  18,945   $  24,003    $  14,237   $   147   $ 1,097   $  4,771  $    2,325
                                      =========   =========    =========   =======   =======   ========  ==========

Earnings per diluted share before
  effect of extraordinary loss        $    3.14    $   3.92    $    2.68   $   .09   $   .34   $    .82  $      .38

Extraordinary loss per diluted share         --          --           --      (.05)       --         --          --
                                      ---------   ---------    ---------   -------   -------   --------  ----------
  Diluted earnings  per share         $    3.14   $    3.92    $    2.68   $   .04   $   .34   $    .82  $      .38
                                      =========   =========    =========   =======   =======   ========  ==========
  Cash dividends per share (1)              N/A         N/A          N/A   $   .06   $   .09        N/A        N/A

                                        1999        1998         1997      1996(5)    1995       2000       1999
                                      ---------   ---------    ---------   -------   -------   --------  ----------
BALANCE SHEET DATA:
Real estate under development         $ 171,012   $ 104,759    $  63,955   $35,991        --   $183,942  $  171,012
Residual interests                          --          --         1,422     3,909   $ 5,457         --          --
Total assets                            226,559     152,250       96,633    72,821    27,816    236,024     226,559
Notes payable                            85,937      37,205       22,892    30,542     7,819    100,078      85,937
Total liabilities                       136,148      79,971       50,268    45,876     9,368    141,369     136,148
Stockholders' equity                     90,411      72,279       46,365    26,945    18,448     94,655      90,411

----------
(1) Due to the use of our net operating loss carryforward, we paid limited income taxes during 1997 and 1998, until the NOL was fully utilized. During 1995 and 1996 we qualified and elected to be treated as a REIT under federal tax laws and we were not subject to federal income tax on that portion of our taxable income that was distributed to stockholders in or with respect to that year.
(2)  Reflects extraordinary loss from early extinguishment of long-term debt.
(3) Includes the accounts of Meritage Homes of Northern California from July 1, 1998, the acquisition date.
(4) Includes the accounts of Legacy Homes from July 1, 1997, the combination date.
(5)  Reflects the merger consummated on December 31, 1996.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

QUARTER ENDED MARCH 31, 2000 COMPARED TO QUARTER ENDED MARCH 31, 1999

HOME SALES REVENUE

     Home sales revenue is the product of the number of homes closed during the period and the average sales price per home. Comparative first quarter 2000 and 1999 home sales revenue follow (dollars in thousands):

                                   Quarter Ended
                                      March 31,        Dollar/unit   Percentage
                                --------------------     Increase     Increase
                                  2000        1999      (Decrease)   (Decrease)
                                --------    --------     --------     --------
Total
   Dollars                      $ 91,653    $ 51,306     $ 40,347         79%
   Homes closed                      440         257          183         71%
   Average sales price          $  208.3    $  199.6     $    8.7          4%

Texas
   Dollars                      $ 49,430    $ 30,334     $ 19,096         63%
   Homes closed                      302         200          102         51%
   Average sales price          $  163.7    $  151.7     $   12.0          8%

Arizona
   Dollars                      $ 21,942    $ 19,628     $  2,314         12%
   Homes closed                       79          53           26         49%
   Average sales price          $  277.7    $  370.3     $  (92.6)       (25%)

California
   Dollars                      $ 20,281    $  1,344     $ 18,937      1,409%
   Homes closed                       59           4           55      1,375%
   Average sales price          $  343.7    $  336.0     $    7.7          2%

     The increase in total home sales revenue and number of homes closed in 2000 compared to 1999 results mainly from our strong market performances in Texas and California. Also in 2000, we closed a higher percentage of homes in beginning backlog than usual for our first quarters.

HOME SALES GROSS PROFIT

     Gross profit is home sales revenue, net of housing cost of sales, which include developed homesite costs, home construction costs, amortization of common community costs (such as the cost of model complexes and architectural, legal and zoning costs), interest, sales tax, warranty, construction overhead and closing costs. Comparative 2000 and 1999 housing gross profit follows (dollars in thousands):

                                Quarter Ended
                                  March 31,       Dollar/percentage   Percentage
                              ------------------      Increase         Increase
                               2000        1999      (Decrease)       (Decrease)
                              -------     ------       ------           ------
Dollars                       $16,696     $9,984       $6,712             67%

Percent of home sales
  revenue                        18.2%      19.5%        (1.3%)           (7%)

     The dollar increase in gross profit for the three months ended March 31, 2000 over the prior year period is attributable to the increase in number of homes closed. The gross profit margin decreased somewhat due to the increased deliveries of our new lower-priced, lower margin Arizona products.

COMMISSIONS AND OTHER SALES COSTS

     Commissions and other sales costs, such as advertising and sales office expenses, were approximately $5.8 million, or 6.3% of home sales revenue in the first quarter of 2000 compared to $3.4 million, or 6.6% of home sales revenue in the first quarter of 1999. The slight decrease in these expenses as a percentage of home sales revenue was caused by holding down increases in advertising and other marketing costs.

GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses were approximately $4.0 million, or 4.3% of total revenue, in the first three months of 2000, as compared to approximately $3.1 million, or 6.1% of revenue, in 1999, a decrease as a percent of total revenue of 1.8%. The decrease in these amounts as a percentage of revenue was caused by holding down increases in these costs, while expanding home sales revenue. 1999 amounts include charges of approximately $600,000 (1.2% of revenue) related to the employment agreement buyout of a former Managing Director.

OTHER INCOME

     The increase in other income primarily is due to management fees paid to the California division by unconsolidated parties and an increase in revenue from the mortgage operations in Texas.

INCOME TAXES

     The increase in income tax expense to approximately $2,752,000 for the quarter ended March 31, 2000 from $1,460,000 in the prior year was caused by higher taxable income offset by a slightly lower effective tax rate

SALES CONTRACTS

     Sales contracts for any period represent the number of homes ordered by customers (net of cancellations) multiplied by the average sales price per home ordered. Comparative 2000 and 1999 sales contracts follow (dollars in thousands):

                                    Quarter Ended
                                      March 31,         Dollar/unit  Percentage
                                 --------------------    Increase     Increase
                                   2000        1999     (Decrease)   (Decrease)
                                 --------    --------    --------     --------
Total
   Dollars                       $148,900    $103,738    $ 45,162        44%
   Homes ordered                      629         555          74        13%
   Average sales price           $  236.7    $  186.9    $   49.8        27%

Texas
   Dollars                       $ 60,920    $ 64,356    $ (3,436)       (5)%
   Homes ordered                      355         431         (76)      (18)%
   Average sales price           $  171.6    $  149.3    $   22.3        15%

Arizona
   Dollars                       $ 43,937    $ 30,992    $ 12,945        42%
   Homes ordered                      137          99          38        38%
   Average sales price           $  320.7    $  313.1    $    7.7         2%

California
   Dollars                       $ 44,043    $  8,390    $ 35,653       425%
   Homes ordered                      137          25         112       448%
   Average sales price           $  321.5    $  335.6    $  (14.1)       (4)%

     We do not include sales contingent upon the sale of a customer's existing home as a sales contract until the contingency is removed. Historically, we have experienced a cancellation rate of approximately 20% of gross sales. Total sales contracts increased in 2000 compared to 1999 due mainly to the expansion into California and continued economic strength in our operating markets.

NET SALES BACKLOG

     Backlog represents net sales contracts that have not closed. Comparative 2000 and 1999 net sales backlog follows (dollars in thousands):

                                     At March 31,      Dollar/unit   Percentage
                                 --------------------    Increase     Increase
                                   2000        1999     (Decrease)   (Decrease)
                                 --------    --------    --------     --------
Total
   Dollars                       $256,692    $197,725    $ 58,967        30%
   Homes in backlog                 1,074         987          87         9%
   Average sales price           $  239.0    $  200.3    $   38.7        19%

Texas
   Dollars                       $105,473    $111,199    $ (5,726)       (5)%
   Homes in backlog                   619         734        (115)      (16)%
   Average sales price           $  170.4    $  151.5    $   18.9        12%

Arizona
   Dollars                       $ 94,873    $ 77,743    $ 17,130        22%
   Homes in backlog                   274         227          47        21%
   Average sales price           $  346.3    $  342.5    $    3.8         1%

California
   Dollars                       $ 56,346    $  8,783    $ 47,563       542%
   Homes in backlog                   181          26         155       596%
   Average sales price           $  311.3    $  337.8    $  (26.5)       (8)%

     Total dollar backlog at March 31, 2000 increased 30% over the 1999 amount due to a corresponding increase in homes in backlog. The number of homes in backlog at March 31, 2000 increased 9% over the same period in the prior year due to the increase in net orders caused by expansion into California and strong housing markets in which Meritage operates.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     The following provides information regarding the results of operations of Meritage and its subsidiaries for the years ended December 31, 1999 and December 31, 1998. All material balances and transactions between Meritage and its subsidiaries have been eliminated. Total results include those of the California operations from July 1, 1998. In management's opinion, the data reflects all adjustments, consisting of only normal recurring adjustments, necessary to fairly present our financial position and results of operations for the periods presented.

HOME SALES REVENUE

     Home sales revenue is the product of the number of homes closed during the period and the average sales price per home. Comparative 1999 and 1998 home sales revenue follow (dollars in thousands):

                               Year Ended December 31,  Dollar/unit   Percentage
                                --------------------      Increase     Increase
                                  1999        1998       (Decrease)   (Decrease)
                                --------    --------      --------     --------
TOTAL
   Dollars..................    $334,007    $255,985      $ 78,022        31%
   Homes closed.............       1,643       1,291           352        27%
   Average sales price......    $  203.3    $  198.3      $    5.0         3%

 TEXAS
   Dollars..................    $174,850    $130,860      $ 43,990        34%
   Homes closed.............       1,135         932           203        22%
   Average sales price......    $  154.1    $  140.4      $   13.7        10%

 ARIZONA
   Dollars..................    $120,909    $105,942      $ 14,967        14%
   Homes closed.............         400         317            83        26%
   Average sales price......    $  302.3    $  334.2      $   (31.9)     (10)%

 CALIFORNIA
   Dollars..................    $ 38,248    $ 19,183      $ 19,065        99%
   Homes closed.............         108          42            66       157%
   Average sales price......    $  354.1    $  456.7      $ (102.6)      (23)%

     The increase in revenue and number of homes closed in 1999 compared to 1998 resulted mainly from the inclusion of the California operations for the full year and continued growth in our Texas and Arizona operations.

     HOME SALES GROSS PROFIT

     Gross profit equals home sales revenue, net of housing cost of sales, which include developed lot costs, home construction costs, amortization of common community costs (such as the cost of model complex and architectural, legal and zoning costs), interest, sales tax, warranty, construction overhead and closing costs. Comparative 1999 and 1998 home sales gross profit follows (dollars in thousands):

                                                          Dollar/
                               Year Ended December 31,   Percentage   Percentage
                                --------------------      Increase     Increase
                                  1999        1998       (Decrease)   (Decrease)
                                --------    --------      --------     --------
Dollars.....................    $ 63,810    $ 51,576       $12,234        24%
Percent of home sales
  revenue...................        19.1%       20.1%         (1.0)%      (5)%

     The dollar increase in gross profit for the twelve months ended December 31, 1999 is attributable to the increase in number of homes closed due to the inclusion of California operations for the full year, and continued growth in our Texas and Arizona operations. The gross profit percentage decreased in 1999 due to somewhat lower profit margins in our Texas operations and a change in the Arizona housing mix, reflecting a greater proportion of move-up home closings, which typically have lower gross profit margins than our luxury homes.

EARNINGS FROM MORTGAGE ASSETS AND OTHER INCOME

     All of our remaining mortgage securities were sold in 1998, causing the 1999 decrease in earnings from mortgage assets. Other income increased primarily due to an increase in mortgage company income.

COMMISSIONS AND OTHER SALES COSTS

     Commissions and other sales costs, such as advertising and sales office expenses, were approximately $19.2 million, or 5.8% of home sales revenue, in 1999, as compared to approximately $14.3 million, or 5.6% of home sales revenue in 1998. A greater number of communities were operating in 1999 than in 1998, which primarily caused the increase.

GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses were approximately $15.1 million, or 4.4% of total revenue in 1999, as compared to approximately $10.6 million, or 4.1% of total revenue in 1998. Operating costs associated with our geographic expansions primarily caused this increase.

MINORITY INTEREST

     The minority interest recorded in 1998 is due to our acquisition of Sterling Communities, which included two 50% owned limited partnership interests which Meritage controlled. We recorded the minority interest partners' share of net income as an expense. The limited partnerships' operations were concluded in the fourth quarter of 1998.

INCOME TAXES

     The increase in income taxes to $13.3 million for the year ended December 31, 1999 from $6.5 million in the prior year resulted from an increase in pre-tax income and a higher effective tax rate. The lower 1998 effective tax rate was caused by utilization of our net operating loss carryforward. In future periods we expect to have an effective tax rate approximating the statutory federal and state tax rates.

SALES CONTRACTS

     Sales contracts for any period represent the number of homes ordered by customers (net of homes canceled) multiplied by the average sales price per home ordered. Comparative 1999 and 1998 sales contracts follow (dollars in thousands):

                               Year Ended December 31,  Dollar/unit   Percentage
                                --------------------      Increase     Increase
                                  1999        1998       (Decrease)   (Decrease)
                                --------    --------      --------     --------
TOTAL
  Dollars...................    $388,158    $283,746      $104,412        37%
  Homes ordered.............       1,840       1,466           374        26%
  Average sales price.......    $  211.0    $  193.6      $   17.4         9%

TEXAS
  Dollars...................    $191,655    $166,020      $ 25,635        15%
  Homes ordered.............       1,198       1,131            67         6%
  Average sales price.......    $  160.0    $  146.8      $   13.2         9%

ARIZONA
  Dollars...................    $127,408     115,375      $ 12,033        10%
  Homes ordered.............         436         329           107        33%
  Average sales price.......    $  292.2    $  350.7      $ (58.5)       (17)%

CALIFORNIA
  Dollars...................    $ 69,095    $  2,351      $ 66,744         *
  Homes ordered.............         206           6           200         *
  Average sales price.......    $  335.4    $  391.8      $ (56.4)       (14)%

----------
* Not meaningful

     We do not include sales contingent upon the sale of a customer's existing home as a sales contract until the contingency is removed. Historically, we have experienced a cancellation rate approximating 20% of gross sales. Total sales contracts increased in 1999 compared to 1998 due to the expansion into California, and continued growth in our Texas and Arizona operations.

NET SALES BACKLOG

     Backlog represents net sales contracts that have not closed. Comparative 1999 and 1998 net sales backlog follows (dollars in thousands):

                                  At December 31,       Dollar/unit   Percentage
                                --------------------     Increase      Increase
                                  1999        1998       (Decrease)   (Decrease)
                                --------    --------      --------     --------
TOTAL
  Dollars...................    $199,445    $145,294      $ 54,151        37%
  Homes in backlog..........         885         688           197        29%
  Average sales price.......    $  225.4    $  211.2      $   14.2         7%

TEXAS
  Dollars...................    $ 93,983    $ 77,178      $ 16,805        22%
  Homes in backlog..........         566         503            63        13%
  Average sales price           $  166.0    $  153.4      $   12.6         8%

ARIZONA
  Dollars                       $ 72,878    $ 66,379      $  6,499        10%
  Homes in backlog..........         216         180            36        20%
  Average sales price.......    $  337.4    $  368.8      $ (31.4)        (9)%

CALIFORNIA
  Dollars...................    $ 32,584    $  1,737      $ 30,847         *
  Homes in backlog..........         103           5            98         *
  Average sales price.......    $  316.3    $  347.4      $ (31.1)        (9)%

----------
* Not meaningful

     Total dollar backlog increased 37% over the prior year due to a corresponding increase in homes in backlog. Homes in backlog have increased 29% over the prior year due mainly to the increase in net orders caused by expansion into California and continued growth in our Texas and Arizona operations. Our backlog also increased somewhat due to extended construction times, which caused longer periods between the time sales contracts were taken and home deliveries were made.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Total results for the comparison of the years ended December 31, 1998 and 1997 include those of the Texas operations from July 1, 1997 and of the California operations from July 1, 1998. Texas 1997 results are pro forma in that they are shown for the entire year, even though the Texas operations were not acquired until July 1, 1997.

HOME SALES REVENUE

     Comparative 1998 and 1997 home sales revenue follow (dollars in thousands):

                               Year Ended December 31,  Dollar/unit   Percentage
                                --------------------      Increase     Increase
                                  1998        1997       (Decrease)   (Decrease)
                                --------    --------      --------     --------
TOTAL
  Dollars...................    $255,985    $149,385      $106,600        71%
  Homes closed..............       1,291         644           647       100%
  Average sales price.......    $  198.3    $  232.0      $ (33.7)       (15)%

TEXAS*
  Dollars...................    $130,860    $ 91,190      $ 39,670        44%
  Homes closed..............         932         633           299        47%
  Average sales price.......    $  140.4    $  144.1      $   (3.7)       (3)%

ARIZONA
  Dollars...................    $105,942    $ 97,922      $  8,020         8%
  Homes closed..............         317         284            33        12%
  Average sales price.......    $  334.2    $  344.8      $  (10.6)       (3)%

CALIFORNIA
  Dollars...................    $ 19,183          **            **         **
  Homes closed..............          42          **            **         **
  Average sales price.......    $  456.7          **            **         **

----------
* Full year 1997 Texas information includes pre-combination results and is for comparative purposes only.
** Not meaningful

     The increase in revenue and number of homes closed in 1998 compared to 1997 resulted mainly from the inclusion of the Texas operations for the full year. The lower average sales price in 1997 is also due to sales in the Texas market, where we focus on entry-level and move-up homes.

HOME SALES GROSS PROFIT

     Comparative 1998 and 1997 home sales gross profit follows (dollars in thousands):

                               Year Ended December 31,    Dollar/
                                --------------------     Percentage   Percentage
                                  1998        1997        Increase     Increase
                                --------    --------      --------     --------
Dollars.....................    $ 51,576    $ 25,016      $ 26,560       106%
Percent of home sales
  revenue...................        20.1%       16.7%          3.4%       20%

     The dollar increase in gross profit for the twelve months ended December 31, 1998 is attributable to the increase in number of homes closed due to the inclusion of Texas operations for the full year, along with increased closings in highly profitable Arizona communities. The gross profit margin increased in 1998 due to generally higher margins in Texas, the addition of the California operations in the last half of the year and an increase in sales of more profitable custom options and upgrades with respect to Arizona home closings.

EARNINGS FROM MORTGAGE ASSETS AND OTHER INCOME

     The increase in earnings from mortgage assets primarily is due to gains from the sales of our remaining mortgage securities in 1998. These gains exceeded 1997 gains from residual sales by approximately $2.1 million. The increase was somewhat offset by decreased residual interest earned in 1998.

     The 1998 increase in other income primarily is due to an increase in interest income on cash accounts and overnight investments. Texas operations were included for the full year in 1998, which also contributed to higher income amounts.

COMMISSIONS AND OTHER SALES COSTS

     Commissions and other sales costs, such as advertising and sales office expenses, were approximately $14.3 million, or 5.6% of home sales revenue, in 1998, as compared to approximately $8.3 million, also 5.6% of home sales revenue, in 1997. Sales costs resulting from a greater number of operating communities due to our expansions into Texas and California primarily caused the dollar increase.

GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses were approximately $10.6 million, or 4.1% of total revenue in 1998, as compared to approximately $6.8 million, or 4.6 % of total revenue in 1997. Operating costs associated with our Texas and California expansions, including the amortization of goodwill, primarily caused the increase.

MINORITY INTEREST

     The increase in minority interest in 1998 is due to our acquisition of Sterling Communities, which included two 50% owned limited partnership interests which Meritage controlled. We recorded the minority interest partners' share of net income as an expense. The limited partnerships' operations were concluded in the fourth quarter of 1998.

INCOME TAXES

     The increase in income taxes to $6.5 million for the year ended December 31, 1998 from $962,000 in the prior year resulted from a significant increase in pre-tax income and a higher effective tax rate. The lower 1997 effective tax rate was caused by a larger reduction in the valuation allowance applicable to deferred tax assets than occurred in 1998. In future periods we expect to have an effective tax rate approximating the statutory federal and state tax rates.

SALES CONTRACTS

     Comparative 1998 and 1997 sales contracts follow (dollars in thousands):

                               Year Ended December 31,  Dollar/unit   Percentage
                                --------------------      Increase     Increase
                                  1998        1997       (Decrease)   (Decrease)
                                --------    --------      --------     --------
TOTAL
  Dollars...................    $283,746    $157,479      $126,267        80%
  Homes ordered.............       1,466         693           773       112%
  Average sales price.......    $  193.6    $  227.2      $  (33.6)      (15)%

TEXAS*
  Dollars...................    $166,020    $102,261      $ 63,759        62%
  Homes ordered.............       1,131         740           391        53%
  Average sales price.......    $  146.8    $  138.2      $    8.6         6%

ARIZONA
  Dollars...................    $115,375    $112,207      $  3,168         3%
  Homes ordered.............         329         332            (3)       **
  Average sales price.......    $  350.7    $  338.0      $   12.7         4%

CALIFORNIA
  Dollars...................    $  2,351          **            **        **
  Homes ordered.............           6          **            **        **
  Average sales price.......    $  391.8          **            **        **

----------
* Full year 1997 Texas information includes pre-combination results and is for comparative purposes only.
** Not meaningful

     Total sales contracts increased in 1998 compared to 1997 due to the expansion into Texas and California, and the economic strength of all of our operating markets.

NET SALES BACKLOG

     Comparative 1998 and 1997 net sales backlog follows (dollars in thousands):

                                  At December 31,
                                --------------------     Dollar/unit  Percentage
                                  1998        1997        Increase     Increase
                                --------    --------      --------     --------
TOTAL
  Dollars...................    $145,294    $ 98,963      $ 46,331        47%
  Homes in backlog..........         688         472           216        46%
  Average sales price.......    $  211.2    $  209.7      $    1.5         *

TEXAS
  Dollars...................    $ 77,178    $ 42,018      $ 35,160        84%
  Homes in backlog..........         503         304           199        65%
  Average sales price.......    $  153.4    $  138.2      $   15.2        11%

ARIZONA
  Dollars...................    $ 66,379    $ 56,945      $  9,434        17%
  Homes in backlog..........         180         168            12         7%
  Average sales price.......    $  368.8    $  339.0      $   29.8         9%

CALIFORNIA
  Dollars...................    $  1,737           *             *         *
  Homes in backlog..........           5           *             *         *
  Average sales price.......    $  347.4           *             *         *

----------
* Not meaningful

     Total dollar backlog increased 47% over the prior year due to a corresponding increase in homes in backlog. Homes in backlog have increased 46% over the prior year due mainly to the increase in net orders caused by expansion into Texas and California.

     Arizona and Texas backlogs have increased due to the number of sales orders taken in 1998, along with slight industry-wide construction delays. These delays caused more closings to be pushed into the following year than usual.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal uses of working capital are land purchases, lot development and home construction. We use a combination of borrowings and funds generated by operations to meet our working capital requirements.

     Cash flow for each of our communities depends on the status of the development cycle, and can differ substantially from reported earnings. Early stages of development or expansion require significant cash outlays for land acquisitions, plat and other approvals, and construction of model homes, roads, certain utilities, general landscaping and other amenities. Because these costs are capitalized, income reported for financial statement purposes during those early stages may significantly exceed cash flow. Later, cash flow can significantly exceed earnings reported for financial statement purposes, as cost of sales includes charges for substantial amounts of previously expended costs.

     At March 31, 2000, we had short-term secured revolving construction loan and acquisition and development facilities totaling $139.5 million, of which approximately $85 million was outstanding. An additional $27.2 million of unborrowed funds supported by approved collateral were available under our credit facilities at that date. Borrowings under the credit facilities are subject to our inventory collateral position and a number of other conditions, including minimum net worth, debt to equity and debt coverage tests. We also have $15 million outstanding in unsecured, senior subordinated notes due September 15, 2005, which were issued in October 1998.

     In May 1999, we announced a stock repurchase program in which our Board of Directors approved the buyback of up to $6 million of outstanding Meritage stock. This amount was increased to $10 million at the first quarter, 2000 board meeting. As of March 31, 2000, 237,667 shares had been repurchased for an aggregate price of approximately $2.5 million.

     Management believes that the current borrowing capacity, cash on hand at March 31, 2000 and anticipated cash flows from operations are sufficient to meet liquidity needs for the foreseeable future. There is no assurance, however, that future amounts available from our sources of liquidity will be sufficient to meet future capital needs. The amount and types of indebtedness that we incur may be limited by the terms of the indenture governing our senior subordinated notes and credit agreements.

SEASONALITY

     We historically have closed more homes in the second half of the fiscal year than in the first half, due in part to the slightly seasonal nature of the market for our semi-custom luxury and move-up products. Management expects this seasonal trend to continue, though it may vary as operations continue to expand.

MARKET RISK DISCLOSURE

     We do not trade in derivative financial instruments and at March 31, 2000 we had no significant derivative financial instruments. We do have other financial instruments in the form of notes payable and senior debt, which are at fixed interest rates. Our lines of credit and credit facilities are at variable interest rates and are subject to market risk in the form of interest rate fluctuations.

                              BUSINESS OF MERITAGE

OUR HISTORY

     We design, construct, and sell single family homes ranging from entry-level to semi-custom luxury in three large and growing Sunbelt states: Texas, Arizona, and California. We have recently undergone significant growth. As of March 31, 1999, we were actively selling homes in 46 communities. We pursue a strategy of diversifying our product mix and the geographic scope of our operations.

     We were originally formed as a REIT under the name of Homeplex Mortgage Investments Corporation. Homeplex invested in mortgage-related assets and selected real estate loans. On December 31, 1996, we acquired by merger the homebuilding operations of various entities under the Monterey Homes name. Following the merger, we focused on the business of homebuilding and changed our name to Monterey Homes Corporation. On July 1, 1997, as part of our strategy to further diversify operations, we combined with Legacy Homes, a group of entities with homebuilding operations in Texas ("Legacy"). Legacy has been in business since 1987, and designs, builds, and sells entry-level and move-up homes. In July 1998, we acquired Sterling Communities, a homebuilder in northern California. In September 1998, with shareholder approval, Meritage became our new corporate name. Operations continue in Texas under the Legacy Homes name, in Arizona as Monterey Homes and Meritage Homes of Arizona, and in California as Meritage Homes of Northern California.

BUSINESS STRATEGY

     We seek to distinguish ourself from other production homebuilders and to respond rapidly to changing market conditions through a business strategy focusing on the following:

SUPERIOR DESIGN AND QUALITY

     We believe that we maximize customer satisfaction by offering homes that are built with quality materials and craftsmanship, exhibit distinctive design features, and are situated in premium locations. We believe that we generally offer higher caliber homes in their defined price range or category than those built by our competitors.

PRODUCT BREADTH

     We offer new homes to a wide variety of consumers. In Texas, we target entry-level and move-up buyers, offering homes at prices that reflect the production efficiencies of a high-volume tract builder. In Arizona, our focus is on the luxury market, which is characterized by unique communities and distinctive luxury homes, and the move-up homebuyers' market. Continued expansion into the first and second-time move-up segments of the Arizona market reflects our desire to increase our share of the overall housing market in the Phoenix and Tucson metropolitan areas. In California, the focus is on quality first and second-time move-up homes. This product breadth and geographical diversity helps to reduce our exposure to variable economic cycles.

HIGHEST LEVEL OF SERVICE

     We are committed to achieving the highest level of customer satisfaction as an integral part of our competitive strategy. During the sales process, our experienced sales personnel keep customers informed of their home's construction process. After delivery, our customer care departments deal with any questions or warranty matters a customer may have.

CONSERVATIVE LAND ACQUISITION POLICY

     We seek to maximize our return on capital by practicing a conservative land acquisition policy that minimizes risks associated with land investment. We generally purchase land subject to complete entitlement, including zoning and utility services, with a focus on development sites where we expect to have less than a three-year lot inventory. Lots are often controlled on a non-recourse, rolling option basis where we have the right, but not the obligation, to buy lots at predetermined prices based on a takedown schedule which reflects anticipated home closings. We generally do not speculate in raw land held for investment.

COST MANAGEMENT

     Throughout our history, we have focused on controlling costs and minimizing overhead, and consider this a key factor in maintaining profitability. Our management seeks to reduce costs by:

     * using subcontractors to carry out home construction and site improvement on a fixed price basis;

     * reducing interest carry by minimizing our inventory of unsold homes and shortening the home construction cycle;

     * obtaining favorable pricing from subcontractors through long-term relationships and large volume jobs;

     *    minimizing overhead by centralizing certain administrative activities;
          and

     * maintaining management information systems to allow the monitoring of homebuilding production, scheduling, and budgeting.

DECENTRALIZED OPERATING STRUCTURE WITH EXPERIENCED DIVISION MANAGERS

     We rely upon the expertise of divisional managers, each of whom has significant experience in their region's homebuilding market. Interaction between our divisional managers and corporate management provides enhanced operating results.

PENETRATION OF NEW MARKETS

     Depending on market conditions, we may explore expansion opportunities in other parts of the country, targeting market niches in areas where we perceive an ability to exploit a competitive advantage. Expansion may take place through strategic acquisitions of other existing homebuilders or through internal growth.

MARKETS AND PRODUCTS

     We operate in the Dallas/Fort Worth, Austin and Houston, Texas markets using the Legacy Homes brand name, in the Phoenix and Tucson, Arizona markets as Monterey Homes and Meritage Homes of Arizona and in the San Francisco Bay and Sacramento, California markets as Meritage Homes of Northern California. We believe that these areas represent attractive homebuilding markets with opportunities for long-term growth. We also believe that our operations in certain markets, such as Dallas/Fort Worth and Phoenix, are well established and that we have developed a reputation for building distinctive quality homes within the market segments served by these communities.

     Our homes range from entry-level to semi-custom luxury, with base prices ranging from $100,000 to $600,000. A summary of activity by market and product type follows (dollars in thousands):

                                                Units in    Dollar
                        Number of     Average   Backlog    Value of     Home         Number of
                       Homes Closed   Closing      At     Backlog At    Sites          Active
                         in 1999      Price     Year End   Year End   Remaining(1)  Sub-divisions
                         --------    --------   --------   --------    --------       --------
Texas - Move-up               835    $  162.6        381   $ 67,197       1,936             19
Texas - Entry-level           300       130.4        185     26,786         886              6
Arizona - Luxury              196       419.8        127     54,179         592              7
Arizona - Move-up             204       189.4         89     18,699       1,199              7
California - Move-up          108       354.1        103     32,584         880              7
                         --------    --------   --------   --------    --------       --------
   Total Company            1,643    $  203.3        885   $199,445       5,493             46
                         ========    ========   ========   ========    ========       --------

----------
(1) "Home Sites Remaining" is the number of homes that could be built both on the remaining lots available for sale and land to be developed into lots as estimated by management.

LAND ACQUISITION AND DEVELOPMENT

     We typically purchase land only after necessary entitlements have been obtained so that development and construction may begin as market conditions dictate. The term "entitlements" refers to development agreements, tentative maps, or recorded plats, depending on the jurisdiction within which the land is located. Entitlements generally give the developer the right to obtain building permits upon compliance with conditions that are ordinarily within the developer's control. Even though entitlements are usually obtained before land is purchased, we are still required to secure a variety of other governmental approvals and permits during development. The process of obtaining such approvals and permits can substantially delay the development process. For this reason, we may consider purchasing unentitled property in the future when we can do so in a manner consistent with our business strategy.

     We select land for development based upon a variety of factors, including:

     *    internal and external demographic and marketing studies;
     * project suitability, which are generally developments with fewer than 150 lots;
     * suitability for development within a one to three year time period from the beginning of the development process to the delivery of the last home;
     * financial review as to the feasibility of the proposed project, including projected profit margins, return on capital employed, and the capital payback period;
     *    the ability to secure governmental approvals and entitlements;
     *    results of environmental and legal due diligence;
     *    proximity to local traffic corridors and amenities; and
     * management's judgment as to the real estate market, economic trends, and experience in a particular market.

     We occasionally purchase larger properties consisting of 200 to 500 lots or more if the situation presents an attractive profit potential and acceptable risk limitations.

     We acquire land through purchases and rolling option contracts. Purchases are financed through traditional bank financing or through working capital. Rolling options allow us to control lots and land through a third party who owns or buys the property on which we plan to build homes. We enter into an option contract with the third party to purchase finished lots as home construction begins. The option contracts are generally non-recourse and require non-refundable deposits of 2% to 10% of the sales price. We acquire a majority of our land through rolling option contracts.

     Once land is acquired, we generally begin development through contractual agreements with subcontractors. These agreements include site planning and engineering as well as constructing road, sewer, water, utilities, drainage, recreation facilities and other refinements. We often build homes in master planned communities with home sites that are adjacent to or near a major amenity, like a golf course.

     We develop a design and marketing concept for each project, which includes determination of size, style, and price range of homes, street layout, size and layout of individual lots, and the overall community design. The product line offered in a particular project depends upon many factors, including the housing generally available in the area, the needs of a particular market, and our lot costs for the project.

     We occasionally use partnerships or joint ventures to purchase and develop land where these arrangements are necessary to acquire the property or appear to be otherwise economically advantageous.

     The following table presents land owned or land under contract or option by market as of December 31, 1999.

                                                                       Land Under Contract
                                    Land Owned (1)                        or Option (1)
                           ------------------------------         -----------------------------
                                   Lots Under   Lots Held for              Lots Under
                         Finished  Development   Development    Finished   Development
                           Lots    (Estimated)   (Estimated)      Lots     (Estimated)    Total
                           -----      -----         -----         -----       -----       -----
TEXAS:
Dallas/Ft. Worth Area        501        568           340           267         250       1,926
Austin Area                  129         --            --           110         604         843
Houston Area                 156         --            --            --         160         316
                           -----      -----         -----         -----       -----       -----
Total Texas                  786        568           340           377       1,014       3,085
                           -----      -----         -----         -----       -----       -----
ARIZONA:
Phoenix Area                  88        223            43           177         673       1,204
Tucson Area                   58         --            --           175         358         591
                           -----      -----         -----         -----       -----       -----
Total Arizona                146        223            43           352       1,031       1,795
                           -----      -----         -----         -----       -----       -----
CALIFORNIA:
Sacramento Area                1         --            --           199          53         253
San Francisco Bay Area        --         19            --            83         480         582
                           -----      -----         -----         -----       -----       -----
Total California               1         19            --           282         533         835
                           -----      -----         -----         -----       -----       -----
TOTAL  COMPANY               933        810           383         1,011       2,578       5,715
                           =====      =====         =====         =====       =====       =====

----------
(1)  Excludes lots with finished homes or homes under construction

CONSTRUCTION

     We are the general contractor for our projects and typically hire subcontractors on a project-by-project or reasonable geographic proximity basis to complete construction at a fixed price. We usually enter into agreements with subcontractors and materials suppliers after receiving competitive bids on an individual basis. Before formal bidding begins, we obtain information from prospective subcontractors and suppliers in order to assess their financial condition and ability to perform their agreements. We occasionally enter into longer-term contracts with subcontractors and suppliers if our management can obtain more favorable terms. Our project managers and field superintendents coordinate and supervise the activities of subcontractors and suppliers, subject the work to quality and cost controls, and assure compliance with zoning and building codes.

     We specify that quality durable materials be used in the construction of our homes. We do not maintain significant inventories of construction materials with the exception of work in process materials for homes under construction. When possible, our management negotiates price and volume discounts with manufacturers and suppliers on behalf of subcontractors to take advantage of our production volume. Usually, access to our principal subcontracting trades, materials, and supplies is readily available in each of our markets. Prices for these goods and services may fluctuate due to various factors, including supply and demand shortages that may be beyond our or our vendors' control. We believe that our relations with suppliers and subcontractors are good.

     We generally build and sell homes in clusters or phases within a project. We believe this creates efficiencies in land development and construction and improves customer satisfaction by reducing the number of vacant lots surrounding a completed home. A typical Meritage home is completed within four to ten months from the start of construction, depending upon the home's size and complexity. Schedules may vary depending on the availability of labor, materials, supplies, product type, location, and weather. We design our homes to promote efficient use of space and materials and to minimize construction costs and time.

MARKETING AND SALES

     We believe that we have established a reputation for developing high quality homes. This reputation helps generate interest in each new project. We also use advertising and other promotional activities, including magazine and newspaper advertisements, brochures, direct mail, and the placement of strategically located signs in the immediate areas of our developments.

     We use furnished model homes as a tool in demonstrating the competitive advantages of our home designs and features to prospective homebuyers. We generally employ or contract with interior designers responsible for creating an attractive model home for each product line within a project. We generally build between one and four model homes for each active community, depending upon the number of homes to be built in the project and the products to be offered. We occasionally sell our model homes and lease them back from buyers who purchased the homes for investment purposes or who do not intend to move in immediately. A summary of model homes owned or leased at December 31, 1999 follows:

                        Model Homes   Model Homes   Monthly Lease   Models Under
                           Owned      Leased Back      Amount       Construction
                          -------       -------        -------        -------
Texas                          23            --             --              3
Arizona                        13            17        $41,600             10
California                     20             1          3,500             --
                          -------       -------        -------        -------
     Total                     56            18        $45,100             13
                          =======       =======        =======        =======

     Our homes are generally sold by full-time commissioned sales employees who typically work from a sales office located in the model homes for each project. Our goal is to ensure that the sales force has extensive knowledge of our operating policies and housing products. To achieve this goal, sales personnel are trained and attend periodic meetings to be updated on:

     *    sales techniques;
     *    competitive products in the area;
     *    financing availability;

     *    construction schedules;
     *    marketing and advertising plans;
     *    available product lines, and
     *    pricing, options, and warranties offered.

     Sales personnel are licensed real estate agents where required by law. Independent brokers also sell our homes and are usually paid a sales commission on the base price of the home.

     We occasionally offer various sales incentives, such as landscaping and certain interior home improvements, to attract buyers. The use and type of incentives depends largely on economic and competitive market conditions.

BACKLOG

     Most of our home sales are made under standard sales contracts signed before construction of the home begins. The contracts require substantial cash deposits and are usually subject to certain contingencies such as the buyer's ability to qualify for financing. Homes covered by such sales contracts but not yet closed are considered "backlog." We do not recognize revenue on homes in backlog until sales are closed and ownership has been legally transferred to the buyer. We sometimes build one or two homes per project before obtaining a sales contract, though these homes are not included in backlog until a sales contract is signed. We believe that we will deliver almost all homes in backlog at December 31, 1999 to customers during 2000.

CUSTOMER FINANCING

     We attempt to help qualified homebuyers who require financing to obtain loans from mortgage lenders that offer a variety of financing options. We provide mortgage-banking services to our customers in our Dallas/Ft. Worth markets through a related mortgage lending company, Texas Home Mortgage Corporation, which originates loans on behalf of third party lenders. In Tucson, we provide mortgage services through MTH Mortgage Limited Partnership, a joint venture with an independent mortgage banking company. We may pay a portion of the closing costs and discount mortgage points to assist homebuyers with financing. Since many homebuyers utilize long-term mortgage financing to purchase a home, adverse economic conditions, increases in unemployment, and high mortgage interest rates may deter or reduce the number of potential homebuyers.

CUSTOMER RELATIONS AND QUALITY CONTROL

     We believe that positive customer relations and an adherence to stringent quality control standards are fundamental to our continued success. We believe that our commitment to customer satisfaction and quality control have significantly contributed to our reputation as a high quality builder.

     A Meritage project manager or project superintendent, and a customer relations representative generally oversee compliance with our quality control standards for each development. These representatives allocate responsibility to:

     *    oversee home construction;
     *    oversee subcontractor and supplier performance;
     * review the progress of each home and conduct formal inspections as specific stages of construction are completed; and
     *    regularly update buyers on the progress of their homes.

     We generally provide a one-year limited warranty on workmanship and building material with each home. Subcontractors usually provide an indemnity and a certificate of insurance prior to receiving payments for their work. Thus, claims relating to workmanship and materials are usually the primary responsibility of the subcontractors. Reserves for future warranty costs are established based on historical experience within each division or region and are recorded when the homes are delivered. Reserves range from 3/10 of one per cent to 3/4 of one percent of a home's sale price. To date, these reserves have been sufficient to cover warranty repairs.

COMPETITION AND MARKET FACTORS

     The development and sale of residential property is a highly competitive industry. We compete for sales in each of our markets with national, regional, and local developers and homebuilders, existing home resales, and to a lesser extent, condominiums and available rental housing. Some competitor homebuilders have significantly greater financial resources and/or lower costs than Meritage. Competition among both small and large residential homebuilders is based on a number of interrelated factors, including location, reputation, amenities, design, quality and price. We believe that we compare favorably to other homebuilders in the markets in which we operate due to our:

     * experience within our geographic markets which allows us to develop and offer new products;
     *    ability to reflect and adapt to changing market conditions;
     * ability, from a capital and resource perspective, to respond to market conditions;
     *    ability to exploit opportunities to acquire land on favorable terms;
          and
     *    reputation for outstanding service and quality products.

     The homebuilding industry is cyclical and is affected by consumer confidence levels, job availability, prevalent economic conditions in general, and interest rates. Other factors affecting the homebuilding industry and demand for new homes are changes in costs associated with home ownership such as increases in property taxes and energy costs, changes in consumer preferences, demographic trends, availability of and changes in mortgage financing programs, and the availability and cost of land and building materials. Any slowing in new home sales would increase competition among homebuilders in these areas. There is no assurance that we will be able to compete successfully against other homebuilders in our current markets in a more competitive business environment resulting from a slowdown in home sales or that such increased competition will not have a material adverse affect on our business and operating results.

GOVERNMENT REGULATIONS AND ENVIRONMENTAL MATTERS

     We purchase most of our land with entitlements, providing for zoning and utility service to project sites and giving us the right to obtain building permits. Construction may begin almost immediately upon compliance with specified conditions, which generally are within our control. The time needed to obtain such approvals and permits affects the carrying costs of the unimproved property acquired for development and construction. The continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations, and their interpretation and application. To date, the government approval processes discussed above have not had a material adverse effect on our development activities, though there is no assurance that these and other restrictions will not adversely affect future operations.

     Because most of our land is entitled, construction moratoriums generally would only adversely affect us if they arose from health, safety, and welfare issues, such as insufficient water or sewage facilities. Local and state governments have broad discretion regarding the imposition of development fees for projects under their jurisdiction. These fees are normally established when we receive recorded maps and building permits. As we expand, we may also become increasingly subject to periodic delays or may be precluded entirely from developing communities due to building moratoriums, "slow growth" initiatives or building permit allocation ordinances which could be implemented in future operating markets.

     We are also subject to a variety of local, state, and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. In some markets, we are subject to environmentally sensitive land ordinances which mandate open space areas with public elements in housing developments, and prevent development on hillsides, wetlands and other protected areas. We must also comply with flood plain restrictions, desert wash areas, native plant regulations, endangered species acts and view restrictions. These and similar laws may result in delays, cause substantial compliance and other costs, and prohibit or severely restrict development in certain environmentally sensitive regions or areas. To date, compliance with such ordinances has not materially affected our operations, though no assurance is given that such a material adverse effect will not occur in the future.

     We usually will condition our obligation to purchase property on, among other things, an environmental review of the land. To date, we have not incurred any unanticipated liabilities relating to the removal of unknown toxic wastes or other environmental matters. However, there is no assurance that we will not incur material liabilities relating to the removal of toxic wastes or other environmental matters affecting land currently or previously owned.

BONDS AND OTHER OBLIGATIONS

     We obtain letters of credit and performance, maintenance, and other bonds in support of our related obligations with respect to the development of our projects. The amount of these obligations outstanding at any time varies in accordance with pending development activities. In the event the bonds or letters are drawn upon, we would be obligated to reimburse the issuer of the bond or letter of credit. At December 31, 1999 there were approximately $1.0 million of outstanding letters of credit and $16.3 million of performance bonds for such purposes. We do not believe that any of these bonds or letters of credit are likely to be drawn upon.

EMPLOYEES AND SUBCONTRACTORS

     At December 31, 1999, we had 295 employees, including 68 in management and administration, 101 in sales and marketing, and 126 in construction operations. The employees are not unionized, and we believe that our employee relations are good. We act solely as a general contractor and all construction operations are conducted through project managers and field superintendents who manage third party subcontractors. We use independent contractors for construction, architectural and advertising services, and believe that our relations with subcontractors and independent contractors are good.

NET OPERATING LOSS CARRYFORWARD

     By December 31, 1999, our federal tax net operating loss (NOL) carryforward was fully utilized. Income tax payment were reduced during the period the NOL carryforward was available and during that time income tax payments consisted primarily of state income taxes and federal alternative minimum tax.

STOCK REPURCHASE PROGRAM

     In May 1999, we announced a Stock Repurchase Program in which our Board of Directors approved the buyback of up to $6 million in Meritage common stock. This amount was increased to $10 million, at the first quarter 2000 board meeting. As of March 31, 2000, 237,667 shares had been repurchased for an aggregate price of approximately $2.5 million.

MORTGAGE ASSETS ACQUIRED PRIOR TO MERGER

     Prior to the merger with Homeplex, we acquired a number of mortgage assets, consisting of mortgage interests (commonly known as "residuals") and mortgage instruments. During 1998 and 1997, we sold the mortgage assets for a gain or generated interest income from these assets prior to sale, of approximately $5.2 and $5.1 million, respectively.

FACILITIES

     We lease the following office space:

                                                Annual
       City                 Square Footage    Lease Rate     Term     Expiration
       ----                 --------------    ----------     ----     ----------
Plano, Texas*                   13,000         $179,500     5 years     5/15/02
Phoenix, Arizona                11,600          242,000     5 years     8/30/04
Tucson, Arizona                  2,800           58,000     2 years    10/31/00
Walnut Creek, California         2,700           50,500     2 years     7/14/00
Austin, Texas                    1,500           28,400     3 years     4/30/02
Fort Worth, Texas                1,400           18,200     3 years     6/30/02
Houston, Texas                     900            9,500      1 year      7/1/00

----------
* Lease is with a company owned beneficially by one of our Co-Chairmen. Management believes lease rates are competitive with rates for comparable space in the area and lease terms are similar to those we could obtain in an arm's length transaction.

     We also lease 18 model homes at a total monthly lease amount of $45,100. The leases are for terms ranging from three months to 36 months, with various renewal options.

LEGAL PROCEEDINGS

     We are involved in various routine legal proceedings incidental to our business. Management believes that none of these legal proceedings, certain of which are covered by insurance, will have a material adverse impact on our financial statements taken as a whole.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary contains certain information about our capital stock. This section describes material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our Articles of Incorporation and By-laws and by the provisions of applicable law.

COMMON STOCK

     We are authorized to issue up to 50,000,000 shares of common stock, $0.01 par value. As of May 1, 2000 there were 5,563,796 shares of common stock outstanding, held of record by approximately 2,500 holders. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors. Upon the liquidation, dissolution or winding up of Meritage, the holders of common stock of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive (other than as determined in the sole discretion of our board of directors), subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares subject to Warrants will be, when issued and paid for, fully-paid and nonassessable. The rights, preferences, and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may issue in the future. We are not currently authorized to issue preferred stock under our Articles of Incorporation.

     Our Articles of Incorporation contain a provision allowing action to be authorized by the affirmative vote of the holders of a majority of the total number of shares of common stock outstanding and entitled to vote thereon notwithstanding any provision of law requiring the authorization of the action by a greater proportion than such a majority. This provision may allow authorization of certain extraordinary transactions and amendment of our Articles of Incorporation, including an amendment changing the terms or contract rights of any of our outstanding common stock by classification, reclassification, or otherwise, by the affirmative vote of the holders of a majority of the shares of common stock outstanding. But for such provision, under Maryland law, such extraordinary transactions and amendment of our Articles of Incorporation, with certain limited exceptions, would require the affirmative vote of the holders of two-thirds of the outstanding common stock entitled to vote thereon. The common stock is also subject to significant restrictions on transfer, as described below.

WARRANTS

     The warrants were issued in October 1994 and are governed by the Warrant Agreement effective as of October 17, 1994 (the "Warrant Agreement") between us and Norwest Bank Minnesota, N.A. (the "Warrant Agent"). Holders of warrants are referred to the Warrant Agreement which is included as an exhibit to the Registration Statement for a complete statement of the terms of the warrants. The following summary does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Warrant Agreement. Capitalized terms used in this description of the warrants and not defined herein have the meanings given to them in the Warrant Agreement.

     Each warrant entitles the holder to purchase one share of common stock for $4.0634 per share (the "Purchase Price"), subject to adjustment as described herein. Warrants currently entitle the holders thereof to acquire 86,520 shares of common stock. The warrants became exercisable on the effective date of the merger between Homeplex and Monterey and will continue to be exercisable through October 15, 2001 except as provided in the following sentence. In the event that notice is given in accordance with the Warrant Agreement in connection with the liquidation, dissolution, or winding up of Meritage, the right to exercise the Warrants will expire at the close of business on the third full business day before the date specified in such notice as the record date for determining registered holders entitled to receive any distribution upon such liquidation, dissolution, or winding up. We may not redeem the warrants.

     On the effective date of the merger between Homeplex and Monterey, the Monterey warrants were converted into warrants, and Meritage assumed all of the rights and obligations of Monterey under the Warrant Agreement.

     The Warrants may be exercised in whole or in part by surrendering at the office of the Warrant Agent in Minneapolis, Minnesota, the Warrant Certificate evidencing such warrants, together with a subscription in the form set forth on the reverse of the Warrant Certificate, duly executed and accompanied by payment of the Purchase Price, in U.S. dollars, by tender of federal funds or a certified or bank cashier's check, payable to the order of the Warrant Agent. As soon as practicable after such exercise, we will cause to be issued and delivered to the holder or upon his order, in such name or names as may be directed by him, a certificate or certificates for the number of full shares of common stock to which he is entitled. If fewer than all of the warrants evidenced by a Warrant Certificate are exercised, the Warrant Agent will deliver to the exercising Warrant holder a new Warrant Certificate representing the unexercised portion of the Warrant Certificate. Fractional shares will not be issued upon exercise of a warrant, and in lieu thereof, we will pay to the holder an amount in cash equal to such fraction multiplied by the Current Market Price Per Share, determined in accordance with the Warrant Agreement.

     The person in whose name the certificate is to be issued will be deemed to have become the holder of record of the stock represented thereby on the date when the Warrant Certificate with the subscription duly executed and completed is surrendered and payment of the Purchase Price is made, unless the stock transfer books of ours are closed on such date, in which case, such person will be deemed the record holder of the shares at the close of business on the next succeeding date on which the stock transfer books are opened.

     No service charge will be made for registration of transfer or exchange of any Warrant Certificate. We may require payment of a sum sufficient to cover any stamp or other tax or governmental charge that may be imposed in connection with any registration of transfer or exchange of Warrant Certificates.

     Subject to certain conditions and limitations, the number of Warrant Shares issuable upon the exercise of the warrants and/or the Purchase Price are subject to adjustment in certain events including: (i) the issuance of common stock (including in certain cases the issuance in a public offering of any stock, securities, obligation, option, or other right or warrant that may be converted into, exchanged for, or satisfied in shares of common stock) for consideration per share less than the Purchase Price prior to such issue, (ii) the declaration of a dividend on common stock payable in common stock or the subdivision, combination, or issuance of capital stock in connection with a reclassification of common stock, (iii) any distribution of Meritage's assets upon or with respect to its common stock as a liquidating or partial liquidating dividend, and (iv) the issuance of stock, securities, rights, options, or warrants to all holders of the common stock or in an integrated transaction where more than 99% of such instruments or securities are acquired by persons who, prior to the transaction, were Meritage security holders, entitling them to subscribe for or purchase common stock or securities convertible into common stock at a price per share less than the Current Market Price Per Share on the record date for the issuance of such securities, instruments, or rights or the granting of such securities, options, or warrants. The Current Market Price Per Share of our common stock on any date is determined in reference to (i) the average of the daily closing prices (or if no sale is made on any trading date, the average of the closing bid and asked prices) for the thirty consecutive trading days commencing thirty-five trading days before such date, if our common stock is listed on an exchange, (ii) the average of the last reported sale price or prices or the mean of the last reported bid and asked prices reported by the NASDAQ, or if not so quoted on NASDAQ, as quoted on the National Quotations Bureau, Inc., for the thirty consecutive trading days commencing thirty-five days before such date, or (iii) if neither (i) or (ii) is applicable, the fair market value of the common stock as determined in good faith by our Board of Directors.

     In the event that Meritage consolidates with, merges with or into, or sells all or substantially all of its assets (for a consideration consisting primarily of securities) to, another corporation, each warrant thereafter shall entitle the holder to receive upon exercise, the number of shares of common stock or other securities or property which the holder would have received had the warrant been exercised immediately prior to the consolidation, merger, or sale of assets.

     In the event a bankruptcy or reorganization is commenced by or against Meritage, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by Meritage with approval of the bankruptcy court. As a result, holders of the warrants may not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their warrants prior to the commencement of any such bankruptcy or reorganization.

     The holders of unexercised warrants are not entitled, by virtue of being holders, to exercise any rights as stockholders of Meritage.

     Subject to certain requirements, from time to time Meritage and the Warrant Agent, without the consent of the holders of the warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing ambiguities, defects, inconsistencies, or manifest errors, provided that such amendments and supplements are not prejudicial to the rights of the warrant holders as indicated by the general intent of the original language.

MARYLAND LAW AND CERTAIN CHARTER PROVISIONS

     We are incorporated in Maryland and are subject to the provisions of the Maryland General Corporations Law (the "MGCL"), certain of which provisions are discussed herein.

     BUSINESS COMBINATIONS. The MGCL prohibits certain "business combinations" (including, in certain circumstances and subject to certain exceptions, a merger, consolidation, share exchange, asset transfer, issuance of equity securities, or reclassification of securities) between a Maryland corporation and an Interested Stockholder or any affiliate of an Interested Stockholder. Subject to certain qualifications, an "Interested Stockholder" is a person (a) who beneficially owns 10% or more of the voting power of the corporation's shares after the date on which the corporation had 100 or more beneficial owners of its stock, or (b) is an affiliate or associate of the corporation and was the beneficial owner of 10% or more of the voting power of the corporation's shares, at any time within the two-year period immediately prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock. Unless an exemption applies, such business combinations are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Unless an exemption applies, any business combination that is not so prohibited must be recommended by the board of directors and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by outstanding voting shares of the corporation, and
(b) 66 "% of the votes entitled to be cast by the holders of voting shares of the corporation, other than voting shares held by the Interested Stockholder, or an affiliate or associate of the Interested Stockholder, with whom the business combination is to be effected. The MGCL specifies a number of situations in which the business combination restrictions described above would not apply. For example, such restrictions would not apply to a business combination with a particular Interested Shareholder that is approved or exempted by the board of directors of a corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. A Maryland corporation also may adopt an amendment to its charter electing not to be subject to the special voting requirements of the foregoing legislation. Any such amendment would have to be approved by the affirmative vote of the same percentages and groups of the outstanding shares of voting stock of the corporation as described above for approval of a business combination. No such amendment to our charter has been effected.

     CONTROL SHARE ACQUISITIONS. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by such a person or which that person is entitled to vote (other than by revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (a) 20% or more but less than 33 1/3%; (b) 33 1/3% or more but less than a majority; or (c) a majority of all voting power. Control shares do not include shares of stock an acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means, subject to certain exceptions, the acquisition of, ownership of, or the power to direct the exercise of voting power with respect to, control shares.

     A person who has made or proposed to make a "control share acquisition," upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand therefor to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last acquisition of control shares by the acquiring person in a control share acquisition or if any meeting of stockholders was held at which the rights of such shares were considered, as of the date of such meeting. If voting rights for "control shares" are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiring person in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a "control share acquisition."

     The control share acquisition statute does not apply to stock acquired in a merger, consolidation or stock exchange if the corporation is a party to the transaction, or to acquisitions previously approved or excepted by a provision in the charter or bylaws of the corporation. Neither our charter nor our Bylaws have provisions exempting any control share acquisitions.

STOCK TRANSFER RESTRICTIONS

     In connection with the merger with Homeplex, our Articles of Incorporation were amended to, among other things, (i) change the name of Homeplex to "Monterey Homes Corporation," (ii) reclassify and change each share of Homeplex common stock issued and outstanding into one-third of a share of Meritage common stock, (iii) amend and make the limitations on the transfer of common stock more restrictive to preserve maximum use of our NOL Carryforward (see " Business of Meritage--NOL Carryforward"), and (iv) provide for the Class I and Class II Directors (see "Management of Meritage--Board of Directors" above).

     As of December 31, 1999, our federal income tax net operating loss (NOL) carryforward was fully utilized. As a result, the restrictions on stock transfer in our articles of incorporation are no longer applicable.

     LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS. Under the MGCL, a corporation's articles may, with certain exceptions, include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders to the extent that (i) it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property, or services actually received; or (ii) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our charter contains a provision limiting the personal liability of officers and directors to Meritage and its stockholders for money damages to the fullest extent permitted under Maryland law.

     In addition, with certain exceptions, the MGCL permits a corporation to indemnify its present and former directors and officers, among others, against liability incurred, unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or (ii) the director or officer actually received an improper personal benefit in money, property, or services, or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Our charter provides that it will indemnify (i) its directors to the full extent allowed under Maryland law, (ii) its officers to the same extent it shall indemnify its directors, and (iii) its officers who are not directors to such further extent as shall be authorized by the board of directors and be consistent with law.

TRANSFER AGENT AND REGISTRAR; WARRANT AGENT

     The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, Overpeck Centre, 85 Challenger Road, Ridgefield Park, New Jersey 07660. The warrant agent is Norwest Bank Minnesota, N.A. and its address is Norwest Center, Sixth and Marquette, Minneapolis, Minnesota 55479-0069.

                     PRICE OF COMMON STOCK; DIVIDEND POLICY

PRICE OF COMMON STOCK

     Our common stock is publicly traded on the NYSE under the ticker symbol "MTH." The following table presents the high and low closing sales prices, adjusted for stock splits, of the common stock, as reported by the NYSE.

                                                    HIGH            LOW
                                                  ---------      ---------
     2000
     First Quarter                                $11 3/8        $ 8 7/8

     1999
     Fourth Quarter                               $12            $ 9 15/16
     Third Quarter                                $13 1/4        $10 11/16
     Second Quarter                               $13 1/2        $10 15/16
     First Quarter                                $15 11/16      $11

     1998
     Fourth Quarter                               $14 11/16      $ 9 11/16
     Third Quarter                                $19 3/4        $12 1/16
     Second Quarter                               $19 1/4        $15 5/8
     First Quarter                                $19 15/16      $12 7/16

                                                    HIGH            LOW
                                                  ---------      ---------
     1997
     Fourth Quarter                               $14 3/4        $11 3/16
     Third Quarter                                $14 3/4        $ 8 1/2
     Second Quarter                               $ 8 3/4        $ 4 3/8
     First Quarter                                $ 7 1/4        $ 5 1/2

     On May 1, 2000, the closing sales price of our common stock as reported by the NYSE was $11.875 per share. At that date, there were approximately 280 stockholder accounts of our common stock. We believe that there are approximately 2,500 beneficial owners of our common stock.

DIVIDEND POLICY

     We did not pay any cash dividends in 1997, 1998 or 1999, nor do we intend to do so in the foreseeable future. We paid cash dividends per share of $.06 in 1996, and $.09 in 1995, representing distributions of taxable income arising out of our former status as a REIT. Our loan and debt agreements contain certain covenants that restrict the payment of dividends if the financial condition, results of our operation, and capital requirements fail to meet certain specified levels. Earnings will be retained to finance the growth of our business. The future payment of cash dividends, if any, will depend upon our financial condition, results of our operations, and capital requirements, as well as other factors deemed relevant by the Board.

                                  LEGAL MATTERS

     The validity of the issuance of the Warrants has been passed on for Meritage by Venable, Baetjer & Howard, LLP, 1800 Mercantile Bank & Trust Building, 2 Hopkins Plaza, Baltimore, Maryland 21201.

                                     EXPERTS

     The consolidated financial statements of Meritage as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                              MERITAGE CORPORATION

FOR THE PERIOD ENDING DECEMBER 31, 1999

Report of Independent Auditors...............................................F-2

Consolidated Balance Sheets..................................................F-3

Consolidated Statements of Earnings..........................................F-4

Consolidated Statements of Stockholders' Equity..............................F-5

Consolidated Statements of Cash Flows........................................F-6

Notes to Consolidated Financial Statements...................................F-7

FOR THE PERIOD ENDING MARCH 31, 2000 (unaudited)

Consolidated Balance Sheets.................................................F-18

Consolidated Statements of Earnings.........................................F-19

Consolidated Statements of Cash Flows.......................................F-20

Notes to Consolidated Financial Statements..................................F-21

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Meritage Corporation

     We have audited the accompanying consolidated balance sheets of Meritage Corporation and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above, present fairly in all material respects, the financial position of Meritage Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.


/s/ KPMG LLP

Phoenix, Arizona
February 4, 2000

                      MERITAGE CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                         December 31,
                                               --------------------------------
                                                    1999               1998
                                               -------------      -------------
ASSETS
  Cash and cash equivalents                    $  13,422,016      $  12,386,806
  Real estate under development                  171,012,405        104,758,530
  Deposits on real estate under
    option or contract                            15,699,609          7,338,406
  Other receivables                                1,643,187          2,460,966
  Deferred tax asset                                 698,634          6,935,000
  Goodwill                                        18,741,625         14,640,712
  Property and equipment, net                      4,040,134          2,566,163
  Other assets                                     1,301,286          1,163,737
                                               -------------      -------------

  Total Assets                                 $ 226,558,896      $ 152,250,320
                                               =============      =============
LIABILITIES
  Accounts payable and
    accrued liabilities                        $  41,950,761      $  34,068,178
  Home sale deposits                               8,261,000          8,587,245
  Notes payable                                   85,936,601         37,204,845
  Minority interest in
    consolidated joint ventures                           --            110,922
                                               -------------      -------------

                Total Liabilities                136,148,362         79,971,190
                                               -------------      -------------
STOCKHOLDERS' EQUITY
  Common stock, par value
    $.01 per share; 50,000,000
    shares authorized; issued and
    outstanding - 5,474,906 shares
    at December 31, 1999, and 5,334,942
    shares at December 31, 1998                       54,749             53,349
  Additional paid-in capital                     100,406,745         99,319,669
  Accumulated deficit                             (8,148,535)       (27,093,888)
  Less cost of shares held
    in treasury (186,000 shares)                  (1,902,425)                --
                                               -------------      -------------

                Total Stockholders' Equity        90,410,534         72,279,130
                                               -------------      -------------

  Total Liabilities and
    Stockholders' Equity                       $ 226,558,896      $ 152,250,320
                                               =============      =============

           See accompanying notes to consolidated financial statements

                      MERITAGE CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF EARNINGS


                                             Years Ended December 31,
                                -----------------------------------------------
                                     1999             1998             1997
                                -------------    -------------    -------------
Home sales revenue              $ 334,007,420    $ 255,984,499    $ 149,384,548
Land sales revenue                  7,778,761        1,128,208          245,000
                                -------------    -------------    -------------
                                  341,786,181      257,112,707      149,629,548

Cost of home sales               (270,197,356)    (204,408,950)    (124,368,782)
Cost of land sales                 (7,089,379)        (778,457)        (225,000)
                                -------------    -------------    -------------
                                 (277,286,735)    (205,187,407)    (124,593,782)

Home sales gross profit            63,810,064       51,575,549       25,015,766
Land sales gross profit               689,382          349,751           20,000
                                -------------    -------------    -------------
                                   64,499,446       51,925,300       25,035,766

Commissions and other sales
  costs                           (19,243,248)     (14,292,152)      (8,294,028)
General and administrative
  expense                         (15,099,457)     (10,632,212)      (6,812,171)
Interest expense                       (6,383)        (461,475)        (165,173)
Other income, net                   2,064,399          750,950          346,271
Earnings from mortgage assets              --        5,230,549        5,088,693
Minority interest in net
 income of consolidated
 joint ventures                            --       (2,021,230)              --
                                -------------    -------------    -------------

Earnings before income taxes       32,214,757       30,499,730       15,199,358
Income taxes                      (13,269,404)      (6,496,943)        (961,916)
                                -------------    -------------    -------------

Net earnings                    $  18,945,353    $  24,002,787    $  14,237,442
                                =============    =============    =============

Basic earnings per share        $        3.49    $        4.51    $        2.93
                                =============    =============    =============

Diluted earnings per share      $        3.14    $        3.92    $        2.68
                                =============    =============    =============

           See accompanying notes to consolidated financial statements

                      MERITAGE CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                              Additional
                                    Number of     Common       Paid-in      Accumulated      Treasury
                                     Shares       Stock        Capital        Deficit         Stock         Total
                                     ------       -----        -------        -------         -----         -----
Balance at December 31, 1996        4,580,611   $ 45,806    $ 92,643,658   $(65,334,117)  $  (410,283)  $ 26,945,064
Net earnings                               --         --              --     14,237,442            --     14,237,442
Exercise of stock options               8,162         81         118,510             --            --        118,591
Shares issued in connection  with
  the Legacy combination              666,667      6,667       3,393,335             --            --      3,400,002
Stock option and contingent stock
  compensation expense                     --         --       1,664,081             --            --      1,664,081
                                    ---------   --------    ------------   ------------   -----------   ------------

Balance at December 31, 1997        5,255,440     52,554      97,819,584    (51,096,675)     (410,283)    46,365,180
Net earnings                               --         --              --     24,002,787            --     24,002,787
Exercise of stock options              43,660        437         513,135             --            --        513,572
Contingent and warrant shares
  issued                               88,888        888            (888)            --            --             --
Stock option and contingent stock
  compensation expenses                    --         --       1,397,591             --            --      1,397,591
Retirement of treasury stock          (53,046)      (530)       (409,753)            --       410,283             --
                                    ---------   --------    ------------   ------------   -----------   ------------

Balance at December 31, 1998        5,334,942     53,349      99,319,669    (27,093,888)           --     72,279,130
Net earnings                               --         --              --     18,945,353            --     18,945,353
Exercise of stock options              51,076        511         494,650             --            --        495,161
Contingent shares issued               88,888        889            (889)            --            --             --
Stock option and contingent stock
  compensation expenses                    --         --         593,315             --            --        593,315
Purchase of treasury stock                 --         --              --             --    (1,902,425)    (1,902,425)
                                    ---------   --------    ------------   ------------   -----------   ------------

Balance at December 31, 1999        5,474,906   $ 54,749    $100,406,745   $ (8,148,535)  $(1,902,425)  $ 90,410,534
                                    =========   ========    ============   ============   ===========   ============

           See accompanying notes to consolidated financial statements

                      MERITAGE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               Years Ended December 31,
                                                 ------------------------------------------------
                                                      1999              1998             1997
                                                 -------------     -------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net earnings                                    $  18,945,353     $  24,002,787     $ 14,237,442
 Adjustments to reconcile net earnings
  to net depreciation and amortization               2,528,346         1,637,474          376,916
 Minority interest in net income of
  consolidated joint ventures                               --         2,021,230               --
 Deferred tax expense                                6,236,366         4,969,000               --
 Stock option compensation expense                     593,315         1,397,591        1,664,081
 Gain on sales of residual interests                        --        (5,180,046)      (3,067,829)
 Increase in real estate under development         (66,253,875)      (32,045,609)     (10,575,738)
 Increase in deposits on real estate under
  option or contract                                (8,361,203)       (3,577,986)      (1,712,139)
 (Increase) decrease in other receivables
    and other assets                                   680,230        (1,775,151)       2,313,632
 Increase in accounts payable and accrued
    liabilities                                      9,570,526         4,375,102        2,974,442
 Increase (decrease) in home sale deposits            (326,245)        1,809,629          465,409
                                                 -------------     -------------     ------------
     Net cash provided by (used in) operating
      activities                                   (36,387,187)       (2,365,979)       6,676,216
                                                 -------------     -------------     ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash acquired in merger/acquisition                       --           785,403        1,306,998
  Cash paid for merger/acquisition                  (6,966,890)       (9,744,607)      (1,952,857)
  Purchases of property and equipment               (2,935,205)       (1,568,642)        (174,257)
  Principal payments received on real
   estate loans                                             --                --        2,124,544
  Real estate loans funded                                  --                --         (428,272)
  Decrease in short term investments                        --                --        4,696,495
  Proceeds from sales of residual interest                  --         6,600,000        5,500,000
                                                 -------------     -------------     ------------
     Net cash provided by (used in)
      investing activities                          (9,902,095)       (3,927,846)      11,072,651
                                                 -------------     -------------     ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings                                       273,824,450       174,445,708       67,900,899
  Repayment of borrowings                         (225,092,694)     (164,524,041)     (92,896,553)
  Purchase of treasury shares                       (1,902,425)               --               --
  Stock options exercised                              495,161           513,572          118,591
  Dividends paid                                            --                --         (194,330)
                                                 -------------     -------------     ------------
     Net cash provided by (used in)
      financing activities                          47,324,492        10,435,239      (25,071,393)
                                                 -------------     -------------     ------------
Net increase (decrease) in cash and
 cash equivalents                                    1,035,210         4,141,414       (7,322,526)
Cash and cash equivalents at beginning
 of year                                            12,386,806         8,245,392       15,567,918
                                                 -------------     -------------     ------------
Cash and cash equivalents at end of year         $  13,422,016     $  12,386,806     $  8,245,392
                                                 =============     =============     ============
Supplemental information:
  Cash paid for interest                         $   5,872,607     $   3,996,771     $  3,801,764
  Cash paid for income taxes                     $   5,422,500     $   2,332,604     $     49,871

           See accompanying notes to consolidated financial statements

                      MERITAGE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1999, 1998 AND 1997

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

BUSINESS. Meritage Corporation develops, constructs and sells new high quality, single-family homes in the semi-custom luxury, move-up and entry-level markets.

     We were formed in 1988 as a real estate investment trust ("REIT") that invested in mortgage-related assets and real estate loans. On December 31, 1996, the Company acquired by merger the homebuilding operations of various entities operating under the Monterey Homes name, and has phased out the mortgage-related operations. Monterey has been building homes in Arizona for over 14 years, specializing in move-up and semi-custom luxury homes.

     As part of our strategy to diversify operations, on July 1, 1997, we combined with Legacy Homes, a group of entities with homebuilding operations in Texas. Legacy has been in business since 1988, and designs, builds and sells entry-level and move-up homes. On July 1, 1998 we acquired Sterling Communities, now Meritage Homes of Northern California, which has homebuilding operations in the San Francisco Bay and Sacramento metropolitan areas, and designs, builds and sells move-up homes. In September 1998, with shareholder approval, Meritage Corporation became the new corporate name.

BASIS OF PRESENTATION. Consolidated financial statements include the accounts of Meritage Corporation and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation and certain prior period amounts have been reclassified to be consistent with current financial statement presentation. Results include the operations of Legacy from July 1, 1997 and of Meritage Homes of Northern California from July 1, 1998.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS. We consider short-term investments with an initial maturity of three months or less to be cash equivalents. Amounts in transit from title companies for home closings of approximately $1,568,000 and $6,254,000 are included in cash as of December 31, 1999 and 1998, respectively.

REAL ESTATE UNDER DEVELOPMENT. Amounts are carried at cost unless such costs would not be recovered from the cash flows generated by future disposition. In this case, amounts are carried at estimated fair value less disposal costs. Costs capitalized include direct construction costs for homes, development period interest and certain common costs that benefit the entire community. Common costs are allocated on a community-by-community basis to residential lots based on the number of lots to be built in the community, which approximates the relative sales value method.

Deposits paid related to options and contracts to purchase land are capitalized and classified as deposits on real estate under option or contract until the related land is purchased. The deposits are then transferred to real estate under development.

COST OF HOME SALES. Cost of sales includes land acquisition and development costs, direct home construction costs, development period interest and closing costs, and an allocation of common costs.

REVENUE RECOGNITION. Revenues and profits from sales of residential real estate and related activities are recognized when closings have occurred and the buyer has made a minimum down payment and other criteria for sale and profit recognition are satisfied.

                      MERITAGE CORPORATION AND SUBSIDIARIES

PROPERTY AND EQUIPMENT. We state property and equipment at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Accumulated depreciation was approximately $3,503,000 and $2,862,000 at December 31, 1999 and 1998, respectively. Maintenance and repair costs are expensed as incurred.

GOODWILL. Goodwill represents the excess of purchase price over fair value of net assets acquired and is being amortized on a straight-line basis over a 20-year period. Accumulated amortization was approximately $1,771,700 at December 31, 1999 and $704,600 at December 31, 1998. Management periodically evaluates the businesses to which the goodwill relates to insure the carrying value of goodwill has not been impaired. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting our average cost of funds. No goodwill impairment was recorded in the accompanying statements of earnings.

RESIDUAL INTERESTS. Prior to year-end 1998, we owned residual interests in collateralized mortgage obligations (CMOs) and in mortgage participation certificates (MPCs) (collectively residual interests). We used the prospective net level yield method, in which interest is recorded at cost and amortized over the life of the related CMO or MPC issuance, to account for the residual interests. All residual interests were sold in 1997 and 1998.

INCOME TAXES. We account for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in future years and are subsequently adjusted for changes in the rates. The effect on deferred tax assets and liabilities of a change in tax rates is a charge or credit to deferred tax expense in the period of enactment.

EARNINGS PER SHARE. Basic earnings per share are computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in our earnings. We adopted SFAS No. 128, "Earnings Per Share" in 1997.

USE OF ESTIMATES. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions relating to amounts reported in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying amounts of our short-term financial instruments are reasonable approximations of fair value. Our notes payable carry interest rates that are variable and/or comparable to current market rates based on the nature of the loans, their terms and remaining maturity, and therefore are stated at approximate fair value. Considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, these fair value estimates are subjective and not necessarily indicative of the amounts we would pay or receive in actual market transactions.

                      MERITAGE CORPORATION AND SUBSIDIARIES

STOCK OPTION PLANS. We have elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25 as allowed by SFAS No. 123 "Accounting for Stock-Based Compensation". As such, compensation expense would be recorded on the date of the grant only if the market price of the stock underlying the grant was greater than the exercise price. The pro forma disclosures that are required by SFAS No. 123 are presented in Note 6.

SEGMENT INFORMATION. The FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments for an Enterprise and Related Information" in June 1997. FASB No. 131 establishes standards for the way that public companies report selected information about operating segments in financial reports issued to stockholders. We have adopted the provisions of FASB No. 131, which caused no significant impact on our definitions of our operating segments and related disclosures.


NOTE 3 - REAL ESTATE UNDER DEVELOPMENT AND CAPITALIZED INTEREST

The components of real estate under development at December 31 follow (in thousands):

                                                        1999           1998
                                                        ----           ----
Homes under contract, in production                   $ 71,987       $ 44,186
Finished lots and lots under development                63,610         43,508
Land held for development                                3,618          3,050
Model homes and homes held for resale                   31,797         14,015
                                                      --------       --------
                                                      $171,012       $104,759
                                                      ========       ========

     We capitalize certain interest costs during development and construction. Capitalized interest is allocated to real estate under development and charged to cost of home sales when the homes are delivered. Summaries of interest capitalized and interest expensed follow (in thousands):

                                                       Year Ended December 31,
                                                      ------------------------
                                                         1999         1998
                                                      ----------    ----------
Beginning unamortized capitalized interest            $   1,982     $   1,890
Interest capitalized                                      7,025         3,711
Amortized cost of home sales                             (5,036)       (3,619)
                                                      ----------    ----------
Ending unamortized capitalized interest               $   3,971     $   1,982
                                                      =========     =========

Interest incurred                                     $   7,031     $   4,172
Interest capitalized                                     (7,025)       (3,711)
                                                      ----------    ----------
Interest expense                                      $       6     $     461
                                                      =========     =========

                      MERITAGE CORPORATION AND SUBSIDIARIES

NOTE 4 - NOTES PAYABLE

Notes payable at December 31 consist of the following (in thousands):

                                                          1999            1998
                                                         -------         -------
$70 million bank construction line of credit,
interest payable monthly approximating prime (8.5%
at December 31, 1999) or LIBOR (30 day LIBOR
5.832% at December 31, 1999), plus 1.75% payable
at December 31, 2001, secured by first deeds of
trust on real estate                                     $37,411         $ 7,955

$80 million bank construction line of credit,
interest payable monthly approximating prime or
LIBOR plus 2.25%, payable at the earlier of close
of escrow, maturity date of individual homes
within the line or July 31, 2000, secured by first
deeds of trust on real estate                             26,104          10,925

$15 million unsecured bank revolving line of
credit, interest payable monthly at prime,
maturing on January 17, 2000                               6,000              --

Acquisition and development credit facilities
totaling $4.5 million, interest payable monthly,
ranging from prime to prime plus .25%; payable at the
earlier of funding of construction financing or
the maturity date of the individual projects,
secured by first deeds of trust on real estate             1,396           2,407

Senior unsecured notes, maturing September 15,
2005, annual interest of 9.1% payable quarterly,
principal payable in three equal installments on
September 15, 2003, 2004 and 2005                         15,000          15,000

Other                                                         26             918
                                                         -------         -------
     Total                                               $85,937         $37,205
                                                         =======         =======

     The bank credit facilities and senior subordinated notes contain covenants which require certain levels of tangible net worth, the maintenance of certain minimum financial ratios, place limitations on the payment of dividends and limit incurrence of indebtedness, asset dispositions and creations of liens, among other items. As of December 31, 1999 and throughout the year, we were in compliance with these covenants.

On October 2, 1998, we issued $15,000,000 in 9.1% Senior Unsecured Notes due September 1, 2005 in a private placement to accredited investors under Section 4(2) of the Securities Act. Warburg Dillon Read and Dain Rauscher Wessels were the underwriters of the issue and were paid a fee of 2.75% of the face amounts of the notes. The notes were sold at par to four entities controlled by Massachusetts Mutual Life Insurance Company. The proceeds of the issue were used to pay down existing indebtedness.

                      MERITAGE CORPORATION AND SUBSIDIARIES

Scheduled maturities of notes payable as of December 31, 1999 follow (in thousands):

       Year Ended
       December 31,
       ------------
       2000                                      $33,526
       2001                                       37,411
       2002                                           --
       2003                                        5,000
       2004                                        5,000
       Thereafter                                  5,000
                                                 -------
                                                 $85,937
                                                 =======

NOTE 5 - EARNINGS PER SHARE

     A summary of the reconciliation from basic earnings per share to diluted earnings per share for the years ended December 31, 1999, 1998 and 1997 follows. (in thousands, except per share amounts):

                                        1999           1998           1997
                                      -------        -------        -------
Net earnings                          $18,945        $24,003        $14,237
Basic EPS - Weighted average
  shares outstanding                    5,431          5,317          4,864
                                      -------        -------        -------

Basic earnings per share              $  3.49        $  4.51        $  2.93
                                      =======        =======        =======
Basic EPS - Weighted average
  shares outstanding                    5,431          5,317          4,864

Effect of dilutive securities:
    Contingent shares and warrants         89            158            114
    Stock options                         512            641            330
                                      -------        -------        -------
Dilutive EPS - Weighted average
  shares outstanding                    6,032          6,116          5,308
                                      -------        -------        -------

Diluted earnings per share            $  3.14        $  3.92        $  2.68
                                      =======        =======        =======
Antidilutive stock options not
  included in diluted EPS                 279             59              4
                                      =======        =======        =======

NOTE 6 - STOCK OPTIONS AND CONTINGENT STOCK

     Our Board of Directors administers our stock option plans. The plans provide for stock option grants to key personnel and directors, and provide a means of performance-based compensation in order to attract and retain qualified employees.

                      MERITAGE CORPORATION AND SUBSIDIARIES

     We apply APB Opinion No. 25 and related interpretations in accounting for our plans. Under APB 25, if the exercise price of the Company's stock options is equal to the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

     Had compensation cost for these plans been determined consistent with SFAS 123, our net earnings and earnings per share would have been reduced to the following pro forma amounts (in thousands, except for per share amounts):

                                              1999        1998        1997
                                              ----        ----        ----
Net earnings                  As reported    $18,945    $24,003     $14,237
                              Pro forma       18,472     23,573      13,892

Basic earnings per share      As reported       3.49       4.51        2.93
                              Pro forma         3.40       4.43        2.86

Diluted earnings per share    As reported       3.14       3.92        2.68
                              Pro forma         3.06       3.85        2.62

     The per share weighted average fair values of stock options granted during 1999, 1998 and 1997 were $7.81, $9.91 and $4.58, respectively, on the dates of grant using the Black-Scholes pricing model based on the following weighted average assumptions:
                                              1999        1998        1997
                                              ----        ----        ----
Expected dividend yield                         0%         .5%        1.2%
Risk-free interest rate                      4.76%       5.75%       6.00%
Expected volatility                            52%         51%         43%
Expected life (in years)                        6           7           5

THE MERITAGE PLAN

     Our shareholders approved a new stock option plan at our 1997 Annual Meeting. The plan authorizes grants of incentive stock options and non-qualified stock options to our executives, directors, employees and consultants. A total of 225,000 shares of Meritage common stock were reserved for issuance upon exercise of stock options granted under this plan, with an additional 250,000 shares added to the reserve by vote of the shareholders at our 1998 Annual Meeting. The options vest over periods from two to five years, are based on continued employment, and expire five to ten years after the date of grant.

THE PRIOR PLAN

     The 1988 Homeplex Mortgage Investments Corporation Stock Option Plan (the prior plan) was in effect at the time of the merger. No new grants have been issued under this plan since the merger, and 62,726 option shares were outstanding under this plan at December 31, 1999. Accounts payable and accrued liabilities in the accompanying 1999 and 1998 balance sheets include approximately $253,200 and $524,800, respectively, related to options granted under the prior plan. This liability will remain on the consolidated balance sheets until the options are exercised, canceled or expire.

                      MERITAGE CORPORATION AND SUBSIDIARIES

OTHER OPTIONS

     In connection with the merger and Legacy combination, Mssrs. Hilton, Landon and Cleverly each received 166,667 non-qualified stock options that vest over three years. The exercise price of the options is $5.25 per share, which was negotiated at the time of the transactions. Mr. Hilton's and Mr. Cleverly's options expire in December 2002 and Mr. Landon's expire in June 2003.

     A current member of our board of directors who served as our president and chairman prior to the merger holds 250,000 non-qualified stock options. The options were granted in exchange for the director forgoing his annual salary and bonus, and were approved by shareholders at the 1996 Annual Meeting. These options are fully vested, have an exercise price of $ 4.50 per share and expire on December 21, 2000.

SUMMARY OF STOCK OPTION ACTIVITY:

                                                   1999                   1998                  1997
                                           ---------------------   --------------------   ------------------
                                                        Weighted               Weighted             Weighted
                                                        Average                Average              Average
                                                        Exercise               Exercise             Exercise
                                             Options     Price      Options     Price      Options   Price
                                           ----------    ------    ----------    -----    ---------   -----
Options outstanding at beginning of year    1,028,302    $ 6.25    1,041,480    $ 5.86     732,975   $ 5.78
Options granted                               264,500     14.74       57,500     16.54     150,000     7.16
Merger/combination options granted                 --        --           --        --     166,667     5.25
Options exercised                             (51,076)     7.08      (43,660)    10.04      (8,162)    9.36
Options canceled                              (68,500)    14.39      (27,018)     7.22          --       --
                                           ----------    ------    ---------    -----    ---------    -----
Options outstanding at end of year          1,173,226    $ 7.65    1,028,302    $ 6.25   1,041,480   $ 5.86
                                           ==========    ======    =========    ======   =========   ======

Options exercisable at end of year            801,669                 613,579               515,090

Price range of options exercised           $5.62-$11.25           $4.50-$11.25           $4.37-$6.38

Price range of options outstanding         $4.50-$17.63           $4.50-$17.63           $3.62-$13.32

Total shares reserved at December 31        1,386,583               1,525,547             1,383,146

STOCK OPTIONS OUTSTANDING AT DECEMBER 31, 1999 WERE:

                                           Options Outstanding                 Options Exercisable
                                ----------------------------------------      ----------------------
                                                                Weighted                    Weighted
                                            Weighted Average     Average                    Average
                                               Remaining        Exercise                    Exercise
Range of Exercise Prices         Options    Contractual Life      Price       Options        Price
------------------------         -------    ----------------      -----       -------        -----
$ 4.50 - $ 6.38                   815,944       2.6 years       $   5.02      724,387       $ 4.98
$ 8.50 - $12.50                    97,066       4.3                 9.88       63,566        10.42
$13.37 - $17.63                   260,216       6.0                15.06       13,716        16.33
                                ---------       ---------       --------      -------       ------
                                1,173,226       3.5 years       $   7.65      801,669       $ 5.61
                                =========       =========       ========      =======       ======

                      MERITAGE CORPORATION AND SUBSIDIARIES

CONTINGENT SHARES

     In connection with the merger, 266,666 shares of contingent stock were reserved for equal issuance to Mr. Hilton and Mr. Cleverly on the first, second and third anniversaries of the transaction. The requirements for the release of the contingent stock were met and Mr. Hilton and Mr. Cleverly were each issued
44,444 shares of common stock subsequent to the first, second and third anniversaries of the merger.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

     We are involved in legal proceedings and claims that arise in the ordinary course of business. Management believes the amount of ultimate liability with respect to these actions will not materially affect our financial statements taken as a whole.

     Also in the normal course of business, we provide standby letters of credit and performance bonds issued to third parties to secure performance under various contracts. At December 31, 1999 outstanding letters of credit were $1.0 million and performance bonds were $16.3 million.

     We lease office facilities, model homes and equipment under various operating lease agreements. Approximate future minimum lease payments for noncancellable operating leases as of December 31, 1999 are as follows:

                Year Ending
                December 31
                -----------
                2000                             $1,111,498
                2001                                768,987
                2002                                381,560
                2003                                291,882
                2004 and thereafter                      --
                                                 ----------
                                                 $2,553,927
                                                 ==========

     Rental expense was approximately $1,113,000 in 1999, $1,074,900 in 1998, and $1,185,400 in 1997. Included in these amounts are $415,000 in 1999, $380,000 in 1998 and $274,000 in 1997 related to office facilities leased from companies owned beneficially either by one of our Co-Chairmen or by a Co-Chairman and a Director.

NOTE 8 - MERGERS/COMBINATIONS/ACQUISITIONS

LEGACY HOMES

        On May 29, 1997 we signed a definitive agreement to acquire the homebuilding and related mortgage service business of Legacy Homes, Ltd. and its affiliates. The transaction was effective on July 1, 1997. Legacy Homes has been building entry-level and move-up homes in Texas since 1988 and is headquartered in the Dallas/Fort Worth metropolitan area.

     Consideration consisted of approximately $1.5 million in cash, 666,667 shares of Meritage common stock valued at $3.4 million and $370,000 of transaction costs. We used the purchase method of accounting and the purchase price was allocated among our net assets based on their estimated fair market value at the transaction date. Goodwill of approximately $1.5 million was recorded, which is being amortized over 20 years. Provisions also were made to pay additional consideration not to exceed $15 million, based on our earnings. Additional consideration was approximately $5.2 million in 1999, $7.0 million in 1998 and $2.8 million in 1997, and was paid subsequent to each year-end. These amounts are recorded as goodwill and are being be amortized over 20 years.

                      MERITAGE CORPORATION AND SUBSIDIARIES

STERLING COMMUNITIES

     On June 15, 1998, we signed a definitive agreement with Sterling Communities, S.H. Capital, Inc., Sterling Financial Investments, Inc., Steve
Hafener and W. Leon Pyle (together, the Sterling Entities), to acquire substantially all of the assets of Sterling Communities. The transaction was effective as of July 1, 1998. Assets acquired principally consist of real property and other residential homebuilding assets located in the San Francisco Bay and Sacramento areas of California. Operations of the Sterling Entities continue under the name Meritage Homes of Northern California.

        Consideration paid for the assets and stock acquired, and various liabilities assumed, consisted of $6.9 million in cash and additional consideration to be paid for up to four years after the transaction date. We used the purchase method of accounting and the purchase price was allocated among our net assets based on their estimated fair market value at the transaction date. Goodwill of approximately $2.2 million was recorded, which is being amortized over 20 years. The additional consideration will be equal to 20% of the pre-tax income of our California division and will be expensed as earned.

     The following unaudited pro forma information presents a summary of consolidated results of operations as if the Legacy combination and Sterling acquisition had occurred at January 1, 1997, with pro forma adjustments together with related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would actually have occurred had the combination been in effect on the date indicated (in thousands except per share data).

                                                  Years Ended December 31,
                                                  ------------------------
                                                        (Unaudited)
                                                    1998            1997
                                                    ----            ----
      Home sales revenue                          $274,754       $ 220,852
      Net earnings                                $ 24,949       $  19,835
      Basic earnings per share                    $   4.69       $    3.82
      Diluted earnings per share                  $   4.08       $    3.49

NOTE 9 - INCOME TAXES

     Components of income tax expense are (in thousands):

                                      1999            1998            1997
                                      ----            ----            ----
  Current taxes:
     Federal                        $ 5,748          $  561           $222
     State                            1,285             967            740
                                    -------          ------           ----
                                      7,033           1,528            962
                                    -------          ------           ----
  Deferred taxes:
     Federal                          6,121           4,587             --
     State                              115             382             --
                                    -------          ------           ----
                                      6,236           4,969             --
                                    -------          ------           ----

     Total                          $13,269          $6,497           $962
                                    =======          ======           ====

                      MERITAGE CORPORATION AND SUBSIDIARIES

     Deferred  tax  assets  and   liabilities   have  been   recognized  in  the
consolidated balance sheets due to the following temporary differences and carryforwards (in thousands):

                                                     12/31/99        12/31/98
                                                     --------        --------
Net operating loss carryforward                      $    --        $    4,360
Warranty reserve                                         311                67
Real estate and fixed asset basis differences            374               509
Stock options                                            282                --
Deductible merger/acquisition costs                       --             1,163
Alternative minimum tax credit                            --               782
Sale/leaseback gain deferred                             154                --
Other                                                    102                54
                                                     -------        ----------
                                                       1,223             6,935
Deductible merger/acquisition costs                     (524)               --
                                                     -------        ----------
     Net deferred tax asset                          $   699        $    6,935
                                                     =======        ==========

     Management believes it is more likely than not that the net deferred tax asset will be realized.

RECONCILIATION OF EFFECTIVE INCOME TAX EXPENSE:

     Income taxes differ for the years ended December 31, 1999, 1998 and 1997 from the amounts computed using the federal statutory income tax rate as a result of the following (in thousands):

                                              1999          1998          1997
                                            --------      --------      -------
Expected taxes at current federal
  statutory income tax rate                 $ 10,953      $ 10,678      $ 5,320
State income taxes                               890           967          740
Utilization of NOL                                --        (5,709)      (5,320)
Alternative minimum tax                           --           561          222
Non-deductible merger/acquisition costs        1,565            --           --
Other                                           (139)           --           --
                                            --------      --------      -------
     Income tax expense                     $ 13,269      $  6,497      $   962
                                            ========      ========      =======

                      MERITAGE CORPORATION AND SUBSIDIARIES

NOTE 10 - SELECTED QUARTERLY FINANCIAL DATA SUMMARY (UNAUDITED)

                          Home Sales                 Basic Earnings  Diluted Earnings
                            Revenue    Net Earnings     Per Share        Per Share
                            -------    ------------     ---------        ---------
                                  (in thousands, except per share amounts)
1999 - THREE MONTHS ENDED:
March 31                   $ 51,306      $2,325          $ .43            $ .38
June 30                      76,647       4,541            .83              .75
September 30                 76,786       4,027            .74              .67
December 31                 129,268       8,052           1.50             1.37

1998 - THREE MONTHS ENDED:
March 31                   $ 36,513      $5,452          $1.03            $ .90
June 30                      55,608       6,696           1.26             1.10
September 30                 68,417       4,268            .80              .70
December 31                  95,446       7,587           1.42             1.28

NOTE 11 - SEGMENT INFORMATION

     We classify our operations into three primary geographic segments: Texas, Arizona and California. These segments generate revenues through the sales of homes to external customers. We are not dependent on any one major customer.

          Operational information relating to the different business segments follows. Information has been included for the Texas operations from July 1, 1997, the combination date, and for the California operations from July 1, 1998, the acquisition date. Certain information has not been included by segment due to the immateriality of the amount to the segment or in total. We evaluate segment performance based on several factors, of which the primary financial measure is earnings before interest and taxes (EBIT). The accounting policies of the business segments are the same as those described in Notes 1 and 2. There are no significant transactions between segments.

                                                     (in thousands )
                                          ------------------------------------
                                            1999           1998         1997
                                          ---------      --------     --------
HOME SALES REVENUE:
   Texas                                  $ 174,850      $130,860     $ 51,463
   Arizona                                  120,909       105,942       97,922
   California                                38,248        19,183           --
                                          ---------      --------     --------
          Total                           $ 334,007      $255,985     $149,385
                                          =========      ========     ========

EBIT:
   Texas                                  $  22,652      $ 18,300     $  7,059
   Arizona                                   14,515        12,918        9,744
   California                                 4,185         1,858           --
   Corporate and other                       (4,094)        1,504          350
                                          ---------      --------     --------
          Total                           $  37,258      $ 34,580     $ 17,153
                                          =========      ========     ========

AMORTIZATION OF CAPITALIZED INTEREST:
   Texas                                  $   1,758      $  1,143     $    392
   Arizona                                    2,777         2,410        1,397
   California                                   501            66           --
                                          ---------      --------     --------
          Total                           $   5,036      $  3,619     $  1,789
                                          =========      ========     ========
ASSETS AT YEAR END:
   Texas                                  $  97,832      $ 64,448     $ 32,702
   Arizona                                   77,195        58,758       47,867
   California                                43,773        12,321           --
   Corporate and other                        7,759        16,723       16,065
                                          ---------      --------     --------
          Total                           $ 226,559      $152,250     $ 96,634
                                          =========      ========     ========

                      MERITAGE CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                 (Unaudited)
                                                   March 31,       December 31,
                                                     2000             1999
                                                 -------------    -------------
ASSETS
  Cash and cash equivalents                      $   5,384,805    $  13,422,016
  Real estate under development                    183,941,966      171,012,405
  Deposits on real estate under
    option or contract                              18,412,244       15,699,609
  Other receivables                                  3,462,987        1,643,187
  Deferred tax asset                                   717,436          698,634
  Goodwill                                          18,474,847       18,741,625
  Property and equipment, net                        4,088,618        4,040,134
  Other assets                                       1,541,579        1,301,286
                                                 -------------    -------------
  Total Assets                                   $ 236,024,482    $ 226,558,896
                                                 =============    =============
LIABILITIES
  Accounts payable and accrued liabilities       $  31,189,845    $  41,950,761
  Home sale deposits                                10,101,617        8,261,000
  Notes payable                                    100,077,727       85,936,601
                                                 -------------    -------------
  Total Liabilities                                141,369,189      136,148,362
                                                 -------------    -------------
STOCKHOLDERS' EQUITY
  Common stock, par value $.01 per share;
    50,000,000 shares authorized; issued
    and outstanding - 5,563,796 shares at
    March 31, 2000, and 5,474,906 shares
    at December 31, 1999                                55,638           54,749
  Additional paid-in capital                       100,464,215      100,406,745
  Accumulated deficit                               (3,377,652)      (8,148,535)
  Less cost of shares held in treasury
    (237,667 shares)                                (2,486,908)      (1,902,425)
                                                 -------------    -------------

  Total Stockholders' Equity                        94,655,293       90,410,534
                                                 -------------    -------------

  Total Liabilities and Stockholders' Equity     $ 236,024,482    $ 226,558,896
                                                 =============    =============

          See accompanying notes to consolidated financial statements

                      MERITAGE CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                                   (UNAUDITED)


                                                  Three Months Ended March 31,
                                                 ------------------------------
                                                     2000              1999
                                                 ------------      ------------
Home sales revenue                               $ 91,652,660      $ 51,306,197
Land sales revenue                                    757,511            79,900
                                                 ------------      ------------
                                                   92,410,171        51,386,097

Cost of home sales                                (74,956,349)      (41,322,288)
Cost of land sales                                   (681,205)          (34,500)
                                                 ------------      ------------
                                                  (75,637,554)      (41,356,788)

Home sales gross profit                            16,696,311         9,983,909
Land sales gross profit                                76,306            45,400
                                                 ------------      ------------
                                                   16,772,617        10,029,309

Commissions and other sales costs                  (5,778,560)       (3,415,817)
General and administrative expense                 (4,001,961)       (3,146,047)
Interest expense                                       (1,522)             (835)
Other income, net                                     532,271           318,432
                                                 ------------      ------------

Earnings before income taxes                        7,522,845         3,785,042
Income taxes                                       (2,751,962)       (1,460,000)
                                                 ------------      ------------
Net earnings                                     $  4,770,883      $  2,325,042
                                                 ============      ============

Basic earnings per share                         $        .90      $        .43
                                                 ============      ============

Diluted earnings per share                       $        .82      $        .38
                                                 ============      ============

           See accompanying notes to consolidated financial statements

                      MERITAGE CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                   Three Months Ended March 31,
                                                   ----------------------------
                                                       2000            1999
                                                   ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                     $  4,770,883    $  2,325,042
  Adjustments to reconcile net earnings to net
    cash provided by operating activities:
  Depreciation and amortization                         694,065         458,978
  (Increase) decrease in deferred tax asset             (18,802)      1,214,000
  Stock option compensation expense                      58,359         148,329
  Increase in real estate under development         (12,929,561)    (23,685,192)
  Increase in deposits on real estate under
    option or contract                               (2,712,635)     (2,225,055)
  (Increase) decrease in other receivables
    and other assets                                 (2,060,093)        598,500
  Decrease in accounts payable and accrued
    liabilities                                      (5,602,910)     (5,695,430)
  Increase in home sale deposits                      1,840,617       2,822,855
                                                   ------------    ------------
    Net cash used in operating activities           (15,960,077)    (24,037,973)
                                                   ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash paid for merger/acquisition                   (5,158,006)     (6,966,890)
  Purchases of property and equipment                  (475,771)       (749,857)
                                                   ------------    ------------
    Net cash used in investing activities            (5,633,777)     (7,716,747)
                                                   ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings                                         97,251,332      66,203,003
  Repayment of borrowings                           (83,110,206)    (39,464,652)
  Purchase of treasury shares                          (584,483)             --
  Stock options exercised                                    --          11,240
                                                   ------------    ------------
    Net cash provided by financing activities        13,556,643      26,749,591
                                                   ------------    ------------
Net decrease in cash and cash equivalents            (8,037,211)     (5,005,129)
Cash and cash equivalents at beginning of period     13,422,016      12,386,806
                                                   ------------    ------------
Cash and cash equivalents at end of period         $  5,384,805    $  7,381,677
                                                   ============    ============

           See accompanying notes to consolidated financial statements

                      MERITAGE CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

     We develop, construct and sell new high-quality, single-family homes in the semi-custom luxury, move-up and entry-level markets. We operate in the Dallas/Fort Worth, Austin and Houston, Texas markets as Legacy Homes, in the Phoenix and Tucson, Arizona metropolitan markets under the Monterey Homes and Meritage Homes of Arizona brand names, and in the San Francisco Bay and Sacramento, California markets as Meritage Homes of Northern California.

     BASIS OF PRESENTATION. Our consolidated financial statements include the accounts of Meritage Corporation and our subsidiaries. Intercompany balances and transactions have been eliminated in consolidation and certain prior period amounts have been reclassified to be consistent with current financial statement presentation. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly present our financial position and results of operations for the periods presented. The results of operations for any interim period are not necessarily indicative of results to be expected for a full fiscal year.

NOTE 2 - REAL ESTATE UNDER DEVELOPMENT AND CAPITALIZED INTEREST

The components of real estate under development follow (in thousands):

                                                      March 31,     December 31,
                                                        2000           1999
                                                      ---------      ---------
Homes under contract, in production                   $  82,131      $  71,987
Finished homesites and homesites under
  development                                            68,725         63,610
Model homes and homes held for resale                    29,468         31,797
Land held for development                                 3,618          3,618
                                                      ---------      ---------
                                                      $ 183,942      $ 171,012
                                                      =========      =========

     We capitalize certain interest costs incurred during development and construction. Capitalized interest is allocated to real estate under development and charged to cost of sales when the property is delivered. Summaries of interest capitalized and interest expensed follow (in thousands):

                                                                 March 31,
                                                            -------------------
                                                             2000        1999
                                                            -------     -------
Beginning unamortized capitalized interest                  $ 3,971     $ 1,982
Interest capitalized                                          1,868       1,089
Amortized in cost of home and land sales                     (1,565)       (811)
                                                            -------     -------
Ending unamortized capitalized interest                     $ 4,274     $ 2,260
                                                            =======     =======

Interest incurred                                           $ 1,870     $ 1,090
Interest capitalized                                         (1,868)     (1,089)
                                                            -------     -------
Interest expense                                            $     2     $     1
                                                            =======     =======

                      MERITAGE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)


NOTE 3 - NOTES PAYABLE

Notes payable consist of the following (in thousands):

                                                        March 31,   December 31,
                                                          2000         1999
                                                        ---------    ---------
$70 million bank revolving construction line of
  credit, interest payable monthly approximating
  prime (9.0% at March 31, 2000) or LIBOR (30 day
  LIBOR 6.1% at March 31, 2000), plus 1.75% payable
  December 31, 2001, secured by first deeds of
  trust on real estate                                  $  55,141    $  37,411

$65 million bank revolving construction line of
  credit, interest payable monthly approximating
  prime or LIBOR plus 2.0%, payable at the earlier
  of close of escrow, maturity date of individual
  homes within the line or July 31, 2000, secured
  by first deeds of trust on real estate                   28,285       26,104

$15 million unsecured bank revolving line of
  credit, interest payable monthly at prime,
  matured January 17, 2000                                     --        6,000

Acquisition and development credit facilities
  totaling $4.5 million, interest payable monthly,
  ranging from prime to prime plus .25%; payable
  at the earlier of funding of construction
  financing or the maturity date of the individual
  projects, secured by first deeds of trust on
  real estate                                               1,628        1,396

Senior unsecured notes, maturing September 15, 2005,
  annual interest of 9.10% payable quarterly,
  principal payable in three equal installments
  on September 15, 2003, 2004 and 2005                     15,000       15,000

Other                                                          23           26
                                                        ---------    ---------
     Total                                              $ 100,077    $  85,937
                                                        =========    =========

                      MERITAGE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)


NOTE 4 - EARNINGS PER SHARE

     A summary of the reconciliation from basic earnings per share to diluted earnings per share for the three months ended March 31, 2000 and 1999 follows (in thousands, except per share amounts):

                                                                 2000      1999
                                                                ------    ------
Net earnings                                                    $4,771    $2,325
Basic EPS - Weighted average shares outstanding                  5,287     5,425
                                                                ------    ------

Basic earnings per share                                        $  .90    $  .43
                                                                ======    ======

Basic EPS - Weighted average shares outstanding                  5,287     5,425

Effect of dilutive securities:
    Contingent shares and warrants                                  73        71
    Stock options                                                  458       563
                                                                ------    ------

Dilutive EPS - Weighted average shares outstanding               5,818     6,059
                                                                ------    ------

Diluted earnings per share                                      $  .82    $  .38
                                                                ======    ======

Antidilutive stock options not included in diluted EPS             280       282
                                                                ======    ======

NOTE 5 - INCOME TAXES

     Components of income tax expense at March 31 are (in thousands):

                                                    2000              1999
                                                   -------           -------
     Current taxes:
          Federal                                  $ 2,419           $    83
          State                                        352               163
                                                   -------           -------
                                                     2,771               246
                                                   -------           -------
     Deferred taxes:
          Federal                                      (17)            1,213
          State                                         (2)                1
                                                   -------           -------
                                                       (19)            1,214
                                                   -------           -------

          Total                                    $ 2,752           $ 1,460
                                                   =======           =======

                      MERITAGE CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)


NOTE 6 - SEGMENT INFORMATION

     We classify our operations into three primary geographic segments: Texas, Arizona and California. These segments generate revenues through the sale of homes to external customers. We are not dependent on any one major customer.

     Operational   information  relating  to  the  different  business  segments follows. Certain information has not been included by segment due to the immateriality of the amount to the segment or in total. We evaluate segment performance based on several factors, of which the primary financial measure is earnings before interest and taxes (EBIT). The accounting policies of the business segments are the same as those described in Notes 1 and 2. There are no significant transactions between segments.

                                                    Three Months Ended March 31,
                                                    ----------------------------
                                                      2000               1999
                                                    --------           --------
                                                          (in thousands)
HOME SALES REVENUE:
   Texas                                            $ 49,430           $ 30,334
   Arizona                                            21,942             19,628
   California                                         20,281              1,344
                                                    --------           --------
          Total                                     $ 91,653           $ 51,306
                                                    ========           ========

EBIT:
   Texas                                            $  7,010           $  3,735
   Arizona                                               995              1,890
   California                                          2,311               (422)
   Corporate and other                                (1,227)              (606)
                                                    --------           --------
          Total                                     $  9,089           $  4,597
                                                    ========           ========

AMORTIZATION OF CAPITALIZED INTEREST:
   Texas                                            $    635           $    300
   Arizona                                               578                503
   California                                            352                  8
                                                    --------           --------
          Total                                     $  1,565           $    811
                                                    ========           ========


                                                            At March 31,
                                                    ----------------------------
ASSETS:                                               2000                1999
                                                    --------            --------
   Texas                                            $ 99,725            $ 97,832
   Arizona                                            85,040              77,195
   California                                         48,737              43,773
   Corporate                                           2,522               7,759
                                                    --------            --------
          Total                                     $236,024            $226,559
                                                    ========            ========